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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                      ------------------------------------

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                         For the month of November 2000

                       FRESENIUS MEDICAL CARE CORPORATION
                (Translation of registrant's name into English)

                             Else-Kroner Strasse 1
                               61346 Bad Homburg
                                    Germany
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

    Form 20-F [X]                           Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes [ ]                                 No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82
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

                           FRESENIUS MEDICAL CARE AG

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
PART I
FINANCIAL INFORMATION
  ITEM 1
  FINANCIAL STATEMENTS
  Condensed Consolidated Statements of Operations...........     1
  Condensed Consolidated Balance Sheets.....................     3
  Condensed Consolidated Statements of Cash Flows...........     4
  Condensed Consolidated Statements of Shareholders'
     Equity.................................................     5
  Notes to Condensed Consolidated Financial Statements......     6
  ITEM 2
  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
     CONDITION AND RESULTS OF OPERATIONS....................    24
  ITEM 3
  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
     RISK...................................................    37
PART II
OTHER INFORMATION
  ITEM 1
  LEGAL PROCEEDINGS.........................................    38
  ITEM 5
  OTHER INFORMATION.........................................    41
  ITEM 6
  EXHIBITS AND REPORTS ON FORMS 8-K/6-K
  (a)  Exhibits.............................................    41
  (b)  Reports on Form 8-K/6-K..............................    41
  SIGNATURES................................................    42

                           FRESENIUS MEDICAL CARE AG

                                     PART I
                             FINANCIAL INFORMATION
                                     ITEM 1

                              FINANCIAL STATEMENTS
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
             FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999
                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                   2000         1999
                                                                ----------    ---------
Net revenue:
  Dialysis Care.............................................    $  761,090    $ 653,876
  Dialysis Products.........................................       320,083      314,824
                                                                ----------    ---------
                                                                 1,081,173      968,700
Cost of revenue:
  Dialysis Care.............................................       529,894      449,065
  Dialysis Products.........................................       175,367      179,879
                                                                ----------    ---------
                                                                   705,261      628,944
Gross profit................................................       375,912      339,756
Operating expenses:
  Selling, general and administrative.......................       201,227      187,760
  Research and development..................................         7,503        8,022
                                                                ----------    ---------
  Special charge for settlement of investigations and
     related costs..........................................            --      590,000
                                                                ----------    ---------
Operating income (loss).....................................       167,182     (446,026)
Other (income) expense:
  Interest income...........................................        (2,253)      (1,055)
  Interest expense..........................................        46,007       54,125
  Interest expense on obligation related to settlement......         7,951           --
                                                                ----------    ---------
Income (loss) before income taxes and minority interest.....       115,477     (499,096)
Income tax expense (benefit)................................        56,373     (133,119)
                                                                ----------    ---------
Income (loss) before minority interest......................        59,104     (365,977)
Minority interest...........................................           712          486
                                                                ----------    ---------
Net income (loss)...........................................    $   58,392    $(366,463)
                                                                ==========    =========
Basic income (loss) per Ordinary share......................    $     0.63    $   (4.64)
                                                                ==========    =========
Fully diluted income (loss) per Ordinary share..............    $     0.63    $   (4.64)
                                                                ==========    =========
Basic income (loss) per Preference share....................    $     0.64    $   (4.64)
                                                                ==========    =========
Fully diluted income (loss) per Preference share............    $     0.64    $   (4.64)
                                                                ==========    =========

See accompanying notes to unaudited condensed consolidated financial statements

                           FRESENIUS MEDICAL CARE AG
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999

                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                   2000          1999
                                                                ----------    ----------
Net revenue:
  Dialysis Care.............................................    $2,183,595    $1,920,571
  Dialysis Products.........................................       935,598       911,437
                                                                ----------    ----------
                                                                 3,119,193     2,832,008
Cost of revenue:
  Dialysis Care.............................................     1,506,575     1,320,598
  Dialysis Products.........................................       519,253       510,274
                                                                ----------    ----------
                                                                 2,025,828     1,830,872
Gross profit................................................     1,093,365     1,001,136
Operating expenses:
  Selling, general and administrative.......................       602,491       561,772
  Research and development..................................        23,153        25,983
  Special charge for settlement of investigations and
     related costs..........................................            --       590,000
                                                                ----------    ----------
Operating income (loss).....................................       467,721      (176,619)
Other (income) expense:
  Interest income...........................................        (7,315)       (5,055)
  Interest expense..........................................       149,366       168,309
  Interest expense on obligation related to settlement......        21,802            --
                                                                ----------    ----------
Income (loss) before income taxes and minority interest.....       303,868      (339,873)
Income tax expense (benefit)................................       148,256       (54,595)
                                                                ----------    ----------
Income (loss) before minority interest......................       155,612      (285,278)
Minority interest...........................................         2,225         1,823
                                                                ----------    ----------
Net income (loss)...........................................    $  153,387    $ (287,101)
                                                                ==========    ==========
Basic income (loss) per Ordinary share......................    $     1.74    $    (3.64)
                                                                ==========    ==========
Fully diluted income (loss) per Ordinary share..............    $     1.74    $    (3.64)
                                                                ==========    ==========
Basic income (loss) per Preference share....................    $     1.79    $    (3.64)
                                                                ==========    ==========
Fully diluted income (loss) per Preference share............    $     1.78    $    (3.64)
                                                                ==========    ==========

See accompanying notes to unaudited condensed consolidated financial statements

                           FRESENIUS MEDICAL CARE AG

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                  AT SEPTEMBER 30, 2000 AND DECEMBER 31, 1999
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                SEPTEMBER 30,    DECEMBER 31,
                                                                    2000             1999
                                                                -------------    ------------
                                                                 (UNAUDITED)
Assets
Current assets:
  Cash and cash equivalents.................................     $   47,011       $   34,760
  Trade accounts receivable, less allowance for doubtful
     accounts of $120,319 in 2000 and $101,262 in 1999......        797,323          667,739
  Accounts receivable from related parties..................         49,930           49,129
  Inventories...............................................        308,015          301,302
  Prepaid expenses and other current assets.................        236,312          179,392
  IDPN accounts receivable..................................         10,378           53,962
  Deferred taxes............................................        190,376          254,925
                                                                 ----------       ----------
  Total current assets......................................      1,639,345        1,541,209
Property, plant and equipment, net..........................        680,036          642,121
Intangible assets, including goodwill, net..................      3,478,485        3,438,756
Deferred taxes..............................................         26,401           25,121
Non-current IDPN accounts receivable........................             --            5,189
Other assets................................................        111,604           99,987
                                                                 ----------       ----------
  Total assets..............................................     $5,935,871       $5,752,383
                                                                 ==========       ==========
Liabilities and shareholders' equity
Current liabilities:
  Accounts payable..........................................     $  173,049       $  193,120
  Accounts payable to related parties.......................         64,792           89,453
  Accrued expenses and other current liabilities............        415,934          415,061
  Accrued settlement........................................             --          386,815
  Note payable related to settlement........................        120,014               --
  Short-term borrowings.....................................        103,148           96,383
  Short-term borrowings from related parties................        213,030          330,000
  Current portion of long-term debt and capital lease
     obligations............................................        155,363          147,484
  Income tax payable........................................        109,561           78,438
  Deferred taxes............................................         31,346           33,438
                                                                 ----------       ----------
  Total current liabilities.................................      1,386,237        1,770,192
Long-term debt and capital lease obligations, less current
  portion...................................................        727,827          653,776
Accrued settlement..........................................             --           85,920
Other liabilities...........................................         32,490           24,686
Pension liabilities.........................................         65,888           61,578
Deferred taxes..............................................        165,107          168,037
Company-obligated mandatorily redeemable preferred
  securities of subsidiary Fresenius Medical Care Capital
  Trusts holding solely Company-guaranteed debentures of
  subsidiary................................................        944,444          964,103
Minority interest...........................................         20,948           21,774
                                                                 ----------       ----------
  Total liabilities.........................................      3,342,941        3,750,066
Shareholders' equity:
Preference shares, no par, E 2.56 nominal value, 45,497,700
  shares authorized, 23,760,664 issued and outstanding at
  September 30, 2000; 9,023,341 issued and outstanding at
  December 31, 1999.........................................         63,634           27,623
Ordinary shares, no par, E 2.56 nominal value, 70,000,000
  shares authorized, issued and outstanding at September 30,
  2000 and December 31, 1999................................        229,494          229,494
Additional paid-in capital..................................      2,634,251        2,097,480
Retained deficit............................................       (114,712)        (216,870)
Accumulated other comprehensive loss........................       (219,737)        (135,410)
                                                                 ----------       ----------
Total shareholders' equity..................................      2,592,930        2,002,317
                                                                 ----------       ----------
Total liabilities and shareholders' equity..................     $5,935,871       $5,752,383
                                                                 ==========       ==========

See accompanying notes to unaudited condensed consolidated financial statements

                           FRESENIUS MEDICAL CARE AG

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999
                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                  2000         1999
                                                               ----------   ----------
Operating Activities:
  Net income (loss).........................................   $  153,387   $ (287,101)
  Adjustments to reconcile net income to cash and cash
     equivalents provided by (used in) operating activities:
     Depreciation and amortization..........................      217,174      209,161
     Change in deferred taxes, net..........................       68,214     (150,482)
     (Gain) loss on sale of fixed assets....................         (786)         500
     Compensation expense related to stock options..........        3,538           --
  Changes in assets and liabilities, net of amounts from
     businesses acquired or disposed of:
     Trade accounts receivable, net.........................     (134,415)    (123,151)
     Inventories............................................      (18,041)     (17,086)
     Prepaid expenses, other current and non-current
      assets................................................      (40,149)     (39,720)
     Accounts receivable from/payable to related parties....      (46,584)       6,656
     Accounts payable, accrued expenses and other current
      and non-current liabilities...........................      (15,635)     600,330
     Income taxes payable...................................       49,186       60,890
                                                               ----------   ----------
       Net cash provided by operating activities of
        continuing operations...............................      235,889      259,997
                                                               ----------   ----------
       Net cash used in operating activities of discontinued
        operations..........................................           --       (4,486)
                                                               ----------   ----------
       Net cash provided by operating activities............      235,889      255,511
                                                               ----------   ----------
Investing Activities:
  Purchases of property, plant and equipment................     (143,617)    (103,160)
  Proceeds from sale of property, plant and equipment.......       18,146        5,034
  Acquisitions, net of cash acquired........................     (244,881)     (92,240)
                                                               ----------   ----------
     Net cash used in investing activities..................     (370,352)    (190,366)
                                                               ----------   ----------
Financing Activities:
  Proceeds from short-term borrowings.......................       32,698       59,123
  Repayments of short-term borrowings.......................      (20,695)     (53,568)
  Proceeds of short-term borrowings from related parties....       22,928      212,214
  Repayments of short-term borrowings from related
     parties................................................     (141,000)          --
  Payments on obligation related to settlement..............     (352,721)          --
  Proceeds from long-term debt..............................      228,601       21,078
  Principal payments of long-term debt and capital lease
     obligations............................................     (138,024)    (211,718)
  Retirement of convertible investment securities...........           --      (27,518)
  Proceeds from issuance of preference shares...............      556,958           --
  Proceeds from increase of accounts receivable
     securitization program.................................       17,839       29,400
  Proceeds from exercise of options.........................          478        1,295
  Dividends paid............................................      (51,229)     (48,404)
  Change in minority interest...............................         (379)         297
                                                               ----------   ----------
     Net cash provided by (used in) financing activities....      155,454      (17,801)
                                                               ----------   ----------
Effect of exchange rate changes on cash and cash
  equivalents...............................................       (8,740)     (21,188)
                                                               ----------   ----------
Cash and Cash Equivalents:
  Net increase in cash and cash equivalents.................       12,251       26,156
  Cash and cash equivalents at beginning of period..........       34,760       31,867
                                                               ----------   ----------
  Cash and cash equivalents at end of period................   $   47,011   $   58,023
                                                               ==========   ==========

See accompanying notes to unaudited condensed consolidated financial statements

                           FRESENIUS MEDICAL CARE AG
           CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000
                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                PREFERENCE SHARES        ORDINARY SHARES
                               --------------------   ---------------------
                                            NO PAR,                NO PAR,
                                            E 2,56                  E 2,56                              ACCUMULATED
                                            NOMINAL                NOMINAL    ADDITIONAL                   OTHER
                               NUMBER OF     VALUE    NUMBER OF     VALUE      PAID IN     RETAINED    COMPREHENSIVE
                                 SHARES     AMOUNT      SHARES      AMOUNT     CAPITAL      DEFICIT        LOSS          TOTAL
                               ----------   -------   ----------   --------   ----------   ---------   -------------   ----------
Balance at December 31, 1999
  (audited)..................   9,023,341   $27,623   70,000,000   $229,494   $2,097,480   $(216,870)    $(135,410)    $2,002,317
Issuance of preference
  shares.....................  14,724,359    35,980           --         --      532,302          --            --        568,282
Proceeds from exercise of
  options....................      12,964        31           --         --          447          --            --            478
Compensation expense related
  to stock options...........                                                      4,022                                    4,022
Dividends paid...............          --        --           --         --           --     (51,229)           --        (51,229)
Comprehensive income:
  Net income.................          --        --           --         --           --     153,387            --        153,387
  Foreign currency
    translation adjustment...          --        --           --         --           --          --       (84,327)       (84,327)
Comprehensive income.........          --        --           --         --           --          --            --         69,060
                               ----------   -------   ----------   --------   ----------   ---------     ---------     ----------
Balance at September 30,
  2000.......................  23,760,664   $63,634   70,000,000   $229,494   $2,634,251   $(114,712)    $(219,737)    $2,592,930
                               ==========   =======   ==========   ========   ==========   =========     =========     ==========

See accompanying notes to unaudited condensed consolidated financial statements

                           FRESENIUS MEDICAL CARE AG
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1.   THE COMPANY AND BASIS OF PRESENTATION

  THE COMPANY

     Fresenius Medical Care AG ("FMC" or the "Company") is a German stock corporation (Aktiengesellschaft). The Company is primarily engaged in (i) providing kidney dialysis services, clinical laboratory testing and renal diagnostic services and (ii) manufacturing and distributing products and equipment for dialysis treatment.

BASIS OF PRESENTATION

  A) BASIS OF CONSOLIDATION

     The condensed consolidated financial statements at September 30, 2000 and for the three and nine month periods ended September 30, 2000 and 1999 in this report are unaudited and should be read in conjunction with the consolidated financial statements in the Company's 1999 annual report on Form 20-F. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

     The results of operations for the nine month period ended September 30, 2000 are not necessarily indicative of the results of operations for the fiscal year ending December 31, 2000.

  B) CLASSIFICATIONS

     Certain items in prior years' unaudited condensed consolidated financial statements have been reclassified to conform with the current year's presentation.

2.   SETTLEMENT OF INVESTIGATIONS AND RELATED COSTS

     On January 18, 2000, Fresenius Medical Care Holdings, Inc. ("FMCH"), National Medical Care, Inc. and certain other affiliated companies executed definitive agreements with the United States Government to settle (i) matters concerning violations of federal laws then under investigation and (ii) National Medical Care, Inc.'s claims with respect to outstanding Medicare receivables for intradialytic parenteral nutrition therapy (collectively, the "Settlement").

     Under the Settlement with the U.S. government, FMCH made initial cash payments of approximately $286 million and entered into a note payable for the remainder of the payment obligations. Interest on installment payments to the U.S. government will accrue at 6.3% on approximately $51 million of the obligation and at 7.5% annually on the balance, until paid in full. The note payable to the U.S. government and the amounts due to the Company for the outstanding Medicare receivables have been classified in the balance sheet based on their expected settlement dates.

     Under the terms of the note payable, the remaining obligation will be paid in six quarterly installments that began in April 2000 and end in July 2001. The first four quarterly installments will be paid in the amount of approximately $35 million each, including interest at 7.5%. The final two installments of approximately $28 million each, including interest at 6.3%, will be paid in April and July 2001, respectively. In March, 2000, the Company received an initial payment of approximately $38 million on its outstanding Medicare receivables. The U.S. government will remit the balance in four quarterly payments of approximately $5 million each, plus interest at 7.5%, the first of which was received in May 2000. At September 30, 2000, the remaining note payable was approximately $120 million and the remaining amount receivable was approximately $10 million.

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)

     The Company amended the letter of credit that was given to the U.S. government in 1996 from $150 million to $190 million and, under the Settlement, the letter of credit will be reduced as installment payments are made to the Government. At September 30, 2000, the face amount of the letter of credit was $123 million.

3.   ACQUISITIONS

     During the second quarter, the Company purchased substantially all of the international and non-continental U.S. operations of Total Renal Care Holdings, Inc. for $142 million in cash. The excess of the purchase price over the fair value of net tangible assets is approximately $70 million. The actual amount of goodwill and other intangible assets ultimately recorded may vary from the above estimate as a result of the completion of an evaluation of all assets acquired and the liabilities assumed as part of the acquisition. Additionally, the Company made a deposit, not included in the purchase price noted above, towards the purchase of the Puerto Rican operations. The purchase of the Puerto Rican operations is pending subject to regulatory approval and third party consents.

     Through September 30, 2000, the Company had paid approximately $245 million, including Total Renal Care, for acquisitions consisting primarily of dialysis clinics.

4.   INVENTORIES

     As of September 30, 2000 and December 31, 1999, inventories consisted of the following (in thousands):

                                                                SEPTEMBER 30,    DECEMBER 31,
                                                                    2000             1999
                                                                -------------    ------------
Raw materials and purchased components......................      $ 73,661         $ 62,595
Work in process.............................................        20,212           22,704
Finished goods..............................................       169,633          178,330
                                                                  --------         --------
                                                                   263,506          263,629
Health care supplies........................................        54,986           49,652
Reserves....................................................       (10,477)         (11,979)
                                                                  --------         --------
  Inventories...............................................      $308,015         $301,302
                                                                  ========         ========

5.   SHAREHOLDERS' EQUITY

     On March 2, 2000, the Company issued 8,974,359 non-voting Preference shares to a limited number of institutional and other accredited investors in exchange for the investors' interests in Franconia Acquisition LLC, an entity formed to acquire dialysis clinics and other related businesses. For financial reporting purposes, the transaction, which generated net proceeds of approximately $344 million, has been accounted for as a financing at fair value. The investors have agreed not to effect sales or transfers of the Preference shares for a period of 24 months after issuance except as permitted by the contribution agreement. After this period, the investors will have rights to require, under specific conditions, that the Company register these Preference shares for sale under the Securities Act of 1933, as amended, and that the Company provide assistance to them in connection with public offerings of their Preference shares outside the United States.

     Cash dividends of $51 million for 1999 in the amount of E 0.75 on each Preference share, excluding the Preference shares issued on March 2, 2000, and E 0.69 on each Ordinary share, were paid on May 31, 2000.

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)

     On May 30, 2000, the Company's shareholders approved a change to the 1998 FMC Plan 2 stock option plan whereby the impact of the special charge for settlement of investigations and related costs (see Note 2) was excluded from the Company's performance criteria relative to the EBIT growth requirements in the plan. This resulted in the Company recording an additional $797,000 compensation charge during the nine month period ending September 30, 2000. The total charge attributable to this stock option plan was $3,538,000.

     On July 26, 2000, the Company completed a public offering of 5,000,000 Preference shares for net proceeds of approximately $185 million. In addition, on July 28, 2000, the underwriters of the public offering exercised options to purchase an additional 750,000 Preference shares, resulting in total net proceeds from the public offering of approximately $213 million. These funds are expected to be used for acquisitions and capital expenditures.

     During the nine months ended September 30, 2000 and 1999, 18,905 and 102,283 FMC rollover Plan options, respectively, were exercised by employees. In connection therewith, Fresenius AG transferred 6,302 and 34,094 ordinary shares to employees and remitted approximately $18,000 and $1,295,000 to the Company, respectively. During the same period, 2,224 options were canceled. These funds have been accounted for as a capital contribution within additional paid-in capital for their respective periods. In addition, 10,060 stock options from the 1998 FMC Plan 1 stock options plan were exercised with 10,060 Preference shares being issued. The $338,000 proceeds were accounted for as an increase in capital. Under the 1998 FMC Plan 2, 2,904 stock options were exercised with 2,904 Preference Shares being issued. The $122,000 proceeds were accounted for as an increase in capital.

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)

     The following table is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for each of the three and nine month periods ending September 30, 2000 and 1999, respectively.

                                                                      FOR THE THREE MONTHS
                                                                      ENDED SEPTEMBER 30,
                                                                --------------------------------
                                                                     2000              1999
                                                                --------------    --------------
                                                                         (IN THOUSANDS,
                                                                EXCEPT SHARE AND PER SHARE DATA)
Numerators:

Net income (Loss)...........................................     $    58,392       $  (366,463)

less:
  Preference on Preference shares...........................             304                --
                                                                 -----------       -----------
Income (loss) available to Preference shares only...........             304                --
Income (loss) available to all classes of shares............     $    58,088       $  (366,463)
                                                                 ===========       ===========
Denominators:
Weighted average number of:
Ordinary shares outstanding.................................      70,000,000        70,000,000
Preference shares outstanding...............................      22,177,452         9,023,341
                                                                 -----------       -----------
Total weighted average shares outstanding...................      92,177,452        79,023,341
Potentially dilutive Preference shares......................         370,734                --
                                                                 -----------       -----------
Total weighted average shares outstanding assuming
  dilution..................................................      92,548,186        79,023,341
Total weighted average Preference shares outstanding
  assuming dilution.........................................      22,548,186         9,023,341
Basic income (loss) per Ordinary share......................     $      0.63       $     (4.64)
Plus preference per Preference shares.......................            0.01                --
                                                                 -----------       -----------
Basic income (loss) per Preference share....................     $      0.64       $     (4.64)
                                                                 ===========       ===========
Basic income (loss) per Ordinary share......................     $      0.63       $     (4.64)
Plus preference per Preference share assuming dilution......            0.01                --
                                                                 -----------       -----------
Fully diluted income (loss) per Preference share............     $      0.64       $     (4.64)
                                                                 ===========       ===========

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)

                                                                    FOR THE NINE MONTHS
                                                                    ENDED SEPTEMBER 30,
                                                                ----------------------------
                                                                    2000            1999
                                                                ------------    ------------
                                                                (IN THOUSANDS, EXCEPT SHARE
                                                                       AND PER SHARE)
Numerators:

Net income (loss)...........................................    $   153,387     $  (287,101)

less:
  Preference on Preference shares...........................            738
                                                                -----------     -----------
Income (loss) available to Preference shares only...........            738              --
Income (loss) available to all classes of shares............    $   152,649     $  (287,101)
                                                                ===========     ===========
Denominators:
Weighted average number of:
Ordinary shares outstanding.................................     70,000,000      70,000,000
Preference shares outstanding...............................     17,403,517       9,023,341
                                                                -----------     -----------
Total weighted average shares outstanding...................     87,403,517      79,023,341
Potentially dilutive Preference shares......................        309,323              --
                                                                -----------     -----------
Total weighted average shares outstanding assuming
  dilution..................................................     87,712,840      79,023,341
Total weighted average Preference shares outstanding
  assuming dilution.........................................     17,712,840       9,023,341
Basic income (loss) per Ordinary share......................    $      1.74     $     (3.64)
Plus preference per Preference shares.......................           0.05              --
                                                                -----------     -----------
Basic income (loss) per Preference share....................    $      1.79     $     (3.64)
                                                                ===========     ===========
Basic income (loss) per Ordinary share......................    $      1.74     $     (3.64)
Plus preference per Preference share assuming dilution......           0.04              --
                                                                -----------     -----------
Fully diluted income (loss) per Preference share............    $      1.78     $     (3.64)
                                                                ===========     ===========

6.   COMMITMENTS AND CONTINGENCIES

LEGAL PROCEEDINGS

  COMMERCIAL INSURER LITIGATION

     In 1997, FMCH, NMC, and certain named NMC subsidiaries were served with a civil complaint filed by Aetna Life Insurance Company in the U.S. District Court for the Southern District of New York. Based in large part on information contained in prior reports filed by the Company and FMCH with the Securities and Exchange Commission, the lawsuit alleges inappropriate billing practices for nutritional therapy, diagnostic and clinical laboratory tests and misrepresentations. In April 1999, Aetna amended its complaint to include its affiliate, Aetna U.S. Healthcare, Inc., as an additional plaintiff, and to make certain other limited changes in its pleading. The amended complaint seeks unspecified damages and costs. In February 2000, FMCH was served with a similar complaint filed by Connecticut General Life Insurance Company, Equitable Life Assurance Society for the United States, Cigna Employee Benefits Services, Inc. and Guardian Life Insurance Company of America, Inc. (Connecticut General Life Insurance Company et al v. National Medical Care et al, 00-Civ-0932) seeking unspecified damages and costs. However, the Company, FMCH, NMC and its subsidiaries believe that there are substantial defenses to the claims asserted, and intend to vigorously defend both lawsuits. Other private payors have contacted FMCH and may assert that NMC received excess payment and, similarly, may join either lawsuit or file their own lawsuit seeking reimbursement and other damages.

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)

     FMCH has filed counterclaims against the plaintiffs in these matters based on inappropriate claim denials and delays in claim payments.

     Although the ultimate outcome on the Company of these proceedings cannot be predicted at this time, an adverse result could have a material adverse effect on the Company's business, financial condition and result of operations.

  OBRA 93

     The Omnibus Budget Reconciliation Act of 1993 affected the payment of benefits under Medicare and employer health plans for dual-eligible ESRD patients. In July 1994, the Health Care Financing Administration issued an instruction to Medicare claims processors to the effect that Medicare benefits for the patients affected by that act would be subject to a new 18-month "coordination of benefits" period. This instruction had a positive impact on NMC's dialysis revenues because, during the 18-month coordination of benefits period, patients' employer health plans were responsible for payment, which was generally at rates higher than those provided under Medicare.

     In April 1995, the Health Care Financing Administration issued a new instruction, reversing its original instruction in a manner that would substantially diminish the positive effect of the original instruction on NMC's dialysis business. The Health Care Financing Administration further proposed that its new instruction be effective retroactive to August 1993, the effective date of the Omnibus Budget Reconciliation Act of 1993.

     NMC ceased to recognize the incremental revenue realized under the original instruction as of July 1, 1995, but it continued to bill employer health plans as primary payors for patients affected by the Omnibus Budget Reconciliation Act of 1993 through December 31, 1995. As of January 1, 1996, NMC commenced billing Medicare as primary payor for dual eligible ESRD patients affected by the act, and then began to re-bill in compliance with the revised policy for services rendered between April 24 and December 31, 1995.

     On May 5, 1995, NMC filed a complaint in the U.S. District Court for the District of Columbia (National Medical Care, Inc. and Bio-Medical Applications of Colorado, Inc. d/b/a Northern Colorado Kidney Center v. Shalala, C.A. No.95-0860 (WBB) seeking to preclude the Health Care Financing Administration from retroactively enforcing its April 24, 1995 implementation of the Omnibus Budget Reconciliation Act of 1993 provision relating to the coordination of benefits for dual eligible ESRD patients. On May 9, 1995, NMC moved for a preliminary injunction to preclude the Health Care Financing Administration from enforcing its new policy retroactively, that is, to billing for services provided between August 10, 1993 and April 23, 1995. On June 6, 1995, the court granted NMC's request for a preliminary injunction and in December of 1996, NMC moved for partial summary judgment seeking a declaration from the Court that the Health Care Financing Administration's retroactive application of the April 1995 rule was legally invalid. The Health Care Financing Administration cross-moved for summary judgment on the grounds that April 1995 rule was validly applied prospectively. In January 1998, the court granted NMC's motion for partial summary judgment and entered a declaratory judgment in favor of NMC, holding the Health Care Financing Administration's retroactive application of the April 1995 rule legally invalid. Based on its finding, the Court also permanently enjoined the Health Care Financing Administration from enforcing and applying the April 1995 rule retroactively against NMC. The Court took no action on the Health Care Financing Administration's motion for summary judgment pending completion of the outstanding discovery. On October 5, 1998, NMC filed its own motion for summary judgment requesting that the Court declare the Health Care Financing Administration's prospective application of the April 1995 rule invalid and permanently enjoin Health Care Financing Administration from prospectively enforcing and applying the April 1995 rule. The Court has not yet ruled on the parties' motions. The Health Care Financing Administration elected not to appeal the Court's June 1995 and January 1998 orders. The Health Care

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)

Financing Administration may, however, appeal all rulings at the conclusion of the litigation. If the Health Care Financing Administration should successfully appeal so that the revised interpretation would be applied retroactively, NMC may be required to refund the payment received from employer health plans for services provided after August 10, 1993 under the Health Care Financing Administration's original implementation, and to re-bill Medicare for the same services, which would result in a loss to NMC of approximately $120 million attributable to all periods prior to December 31, 1995. Also, in this event, the Company's business, financial condition and results of operations would be materially adversely affected.

  OTHER LITIGATION AND POTENTIAL EXPOSURES

     From time to time, the Company is a party to or may be threatened with other litigation arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company's defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters. The ultimate outcome of these matters is not expected to materially affect the Company's financial position, results of operations or cash flows.

     The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. The Company must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the U.S. anti-kickback statute, the False Claims Act, the Stark Law, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company's or the manner in which the Company conduct its business. In the U.S., enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence "whistle blower" actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the government, the Company expects that its business activities and practices will continue to be subject to extensive review by regulatory authorities and private parties and continuing inquiries, claims and litigation relating to its compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of "whistle blower" actions, which are initially filed under court seal.

     The Company operates a large number of facilities throughout the U.S. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliate companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject the Company and its subsidiaries to liability under the False Claims Act, among other laws, and the Company cannot predict whether law enforcement authorities may use such information to initiate further investigations of the business practices disclosed or any of its other business activities.

     Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker's compensation or related claims, many of which involve large claims and significant defense costs. The Company has been subject to these suits due to the nature of its business and the Company expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, the Company cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon the Company and the results of its operations. Any claims, regardless of their

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)

merit or eventual outcome, also may have a material adverse effect on the Company's reputation and business. The Company has also had claims asserted against it and has had lawsuits filed against it relating to businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has asserted its own claims, and claims for indemnification. Although the ultimate outcome on the Company cannot be predicted at this time, an adverse result could have a material adverse effect upon the Company's business, financial condition, and results of operations.

  CONTINGENT NON-NMC LIABILITIES OF W. R. GRACE & CO. (NOW KNOWN AS FRESENIUS MEDICAL CARE HOLDINGS, INC.)

     The Company was formed as a result of a series of transactions pursuant to the Agreement and Plan of Reorganization (the "Merger") dated as of February 4, 1996 by and between W.R. Grace & Co. ("Grace") and Fresenius AG. In connection with the Merger, W.R. Grace & Co. -- Conn. ("Grace Chemicals") agreed to indemnify the Company and NMC against all liabilities of the Company and its successors, whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC operations. The Company remains contingently liable for certain liabilities with respect to pre-Merger matters that are not related to NMC operations. The Company believes that in view of the nature of the non-NMC liabilities and Grace Chemicals' current financial position, the risk of significant loss from non-NMC liabilities is remote.


     On September 28, 2000, Mesquita, et al v. W. R. Grace & Company, et al. (Sup. Court of Calif., S.F. County, #315465) was filed as class action against Grace Chemicals, certain U.S. affiliates of the Company, and other defendants, alleging that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act, denuded the assets of Grace, and constituted a conspiracy to denude the assets of Grace from plaintiffs in asbestos litigation. The Company believes that the Merger did not violate any of these provisions. The Company has requested indemnification from Grace Chemicals pursuant to the Merger agreement. If the Company were to be found liable, and if the Company was not able to collect on the indemnity, it would have a material adverse effect on the Company's business, financial condition and results of operations.


     Were events to violate the tax-free nature of the Merger, the resulting tax liability would be the obligation of the Company. Subject to representations by Grace Chemicals, the Company and Fresenius AG, Grace Chemicals has agreed to indemnify the Company for such a tax liability. If the Company was not able to collect on the indemnity, the tax liability would have a material adverse effect on the Company's business, the financial condition of the Company and the results of operations.

7.   FINANCIAL INSTRUMENTS

  MARKET RISK

     The Company is exposed to market risk from changes in interest rates and foreign exchange rates. In order to manage the risk of interest rate and currency exchange rate fluctuations, the Company enters into various hedging transactions with investment grade financial institutions as authorized by the Company's Management Board. The Company does not use financial instruments for trading purposes.

     During January 2000, $850 million notional amount of interest rate swap agreements expired. The overall reduction was possible due to reduced variable rate debt. At September 30, the company had $600 million of interest rate swap agreements and a $150 million interest rate collar in place. The Company is required to maintain at least $500 million of interest rate protection under its senior credit agreement.

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

8.   BUSINESS SEGMENT INFORMATION

     The Company has identified three segments, North America, International, and Asia Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in a) providing kidney dialysis and related services and performing related clinical laboratory testing and renal diagnostic services and b) manufacturing and distributing products and equipment for the treatment of end-stage renal disease. The Company has aggregated the International and Asia Pacific operating segments as "International". The segments are aggregated due to their similar economic characteristics. These characteristics include the same products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments.

     Management evaluates each segment using a measure that reflects all of the segment's controllable revenues and expenses. Management believes that the most appropriate measure in this regard is earnings before interest and taxes (EBIT). In addition to EBIT, management believes that earnings before interest, taxes, depreciation and amortization (EBITDA) is helpful for investors as a measurement of the segment's and the Company's ability to generate cash and to service its financing obligations. EBITDA is also the basis for determining compliance with certain covenants contained in the Company's senior bank credit agreement and indentures relating to the Company's trust preferred securities.

     EBITDA should not be construed as an alternative to net earnings determined in accordance with generally accepted accounting principles or to cash flow from operations, investing activities or financing activities or as a measure of cash flows. The Company believes its EBIT calculation is the functional equivalent of operating income. Because EBITDA and EBIT are not calculated consistently by all companies, the presentation herein may not be comparable to other similarly titled measures of other companies.

     Approximately 40% of the Company's worldwide revenue is derived from sources subject to regulations under U.S. governmental programs. The Company maintains reserves for losses related to these programs, including uncollectable accounts receivable, and operating losses from such programs have been within management's expectations.

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     Information pertaining to the Company's business segments for the nine-month and three-month periods ended September 30, 2000 and 1999 is set forth below:

                                          NORTH AMERICA    INTERNATIONAL    CORPORATE       TOTAL
                                          -------------    -------------    ----------    ----------
NINE MONTHS ENDED SEPTEMBER 30, 2000
Net revenue external customers.........    $2,295,437       $  823,756      $       --    $3,119,193
Inter-segment revenue..................         1,994           27,985         (29,979)           --
                                           ----------       ----------      ----------    ----------
Total net revenue......................     2,297,431          851,741         (29,979)    3,119,193
                                           ----------       ----------      ----------    ----------
EBITDA.................................       481,167          200,130           3,598       684,895
Depreciation and amortization..........      (165,457)         (50,476)         (1,241)     (217,174)
                                           ----------       ----------      ----------    ----------
EBIT...................................       315,710          149,654           2,357       467,721
                                           ----------       ----------      ----------    ----------
Segment assets.........................     4,652,318        1,243,631          39,922     5,935,871
Capital expenditures and
  acquisitions(1)......................       178,179          210,227              92       388,498
NINE MONTHS ENDED SEPTEMBER 30, 1999
Net revenue external customers.........    $2,076,630       $  755,378      $       --    $2,832,008
Inter-segment revenue..................         3,095           30,845         (33,940)           --
                                           ----------       ----------      ----------    ----------
Total net revenue......................     2,079,725          786,223         (33,940)    2,832,008
                                           ----------       ----------      ----------    ----------
EBITDA.................................       449,517          178,888          (5,863)      622,542
Depreciation and amortization..........      (161,751)         (46,009)         (1,401)     (209,161)
                                           ----------       ----------      ----------    ----------
EBIT...................................       287,766          132,879          (7,264)      413,381
                                           ----------       ----------      ----------    ----------
Segment assets(2)......................     4,653,058        1,064,108          35,217     5,752,383
Capital expenditures and
  acquisitions(3)......................       119,653           76,516             231       195,400
THREE MONTHS ENDED SEPTEMBER 30, 2000
Net revenue external customers.........    $  793,348       $  287,825      $       --    $1,081,173
Inter-segment revenue..................           333            8,577          (8,910)           --
                                           ----------       ----------      ----------    ----------
Total net revenue......................       793,681          296,402          (8,910)    1,081,173
                                           ----------       ----------      ----------    ----------
EBITDA.................................       166,301           67,573           6,878       240,752
Depreciation and amortization..........       (55,490)         (17,682)           (398)      (73,570)
                                           ----------       ----------      ----------    ----------
EBIT...................................       110,811           49,891           6,480       167,182
                                           ----------       ----------      ----------    ----------
Capital expenditures and
  acquisitions(1)......................        50,356           30,880              56        81,292
THREE MONTHS ENDED SEPTEMBER 30, 1999
Net revenue external customers.........    $  707,782       $  260,918      $       --    $  968,700
Inter-segment revenue..................           564            8,091          (8,655)           --
                                           ----------       ----------      ----------    ----------
Total net revenue......................       708,346          269,009          (8,655)      968,700
                                           ----------       ----------      ----------    ----------
EBITDA.................................       155,786           62,134          (3,223)      214,697
Depreciation and amortization..........       (53,857)         (16,577)           (289)      (70,723)
                                           ----------       ----------      ----------    ----------
EBIT...................................       101,929           45,557          (3,512)      143,974
                                           ----------       ----------      ----------    ----------
Capital expenditures and
  acquisitions.........................        49,068           32,764             (69)       81,763

---------------

(1) International acquisitions exclude $7,329 of non-cash acquisitions for 2000

(2) Segment assets are as of December 31, 1999

(3) International acquisitions exclude $6,639 of non-cash acquisitions for 1999

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                 THREE MONTHS ENDED        NINE MONTHS ENDED
                                                    SEPTEMBER 30,            SEPTEMBER 30,
                                                ---------------------    ----------------------
                                                  2000        1999         2000         1999
                                                --------    ---------    ---------    ---------
Reconciliation of measures to consolidated
  totals.
  Total EBITDA of reporting segments........    $233,874    $ 217,920    $ 681,297    $ 628,405
  Total depreciation and amortization.......     (73,570)     (70,723)    (217,174)    (209,161)
  Special charge for settlement of
     investigation and related costs........          --     (590,000)          --     (590,000)
  Corporate income (expenses)...............       6,878       (3,223)       3,598       (5,863)
  Interest expense..........................     (46,007)     (54,125)    (149,366)    (168,309)
  Interest expense on obligation related to
     settlement.............................      (7,951)          --      (21,802)          --
  Interest income...........................       2,253        1,055        7,315        5,055
                                                --------    ---------    ---------    ---------
  Total income (loss) before income taxes
     and minority interest..................    $115,477    $(499,096)   $ 303,868    $(339,873)
                                                ========    =========    =========    =========
  Total EBIT of reporting segments..........     160,702      147,486      465,364      420,645
  Special charge for settlement of
     investigation and related costs........          --     (590,000)          --     (590,000)
  Corporate income (expenses)...............       6,480       (3,512)       2,357       (7,264)
  Interest expense..........................     (46,007)     (54,125)    (149,366)    (168,309)
  Interest expense on obligation related to
     settlement.............................      (7,951)          --      (21,802)          --
  Interest income...........................       2,253        1,055        7,315        5,055
                                                --------    ---------    ---------    ---------
  Total income (loss) before income taxes
     and minority interest..................    $115,477    $(499,096)   $ 303,868    $(339,873)
                                                ========    =========    =========    =========
Depreciation and amortization
  Total depreciation and amortization of
     reporting segments.....................      73,172       70,434      215,933      207,760
  Corporate depreciation and amortization...         398          289        1,241        1,401
                                                --------    ---------    ---------    ---------
  Total depreciation and amortization.......    $ 73,570    $  70,723    $ 217,174    $ 209,161
                                                ========    =========    =========    =========

                           FRESENIUS MEDICAL CARE AG
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)
                                  (UNAUDITED)


9.   SUPPLEMENTARY CASH FLOW INFORMATION

     The following additional information is provided with respect to the condensed consolidated statements of cash flows:

                                                                  2000        1999
                                                                --------    --------
                                                                   (IN THOUSANDS)
Supplementary cash flow information:
  Cash paid for interest....................................    $151,855    $155,439
                                                                --------    --------
  Cash paid for income taxes, net...........................    $ 27,980    $ 20,325
                                                                --------    --------
Supplemental disclosures of cash flow information:
  Details for acquisitions:
  Assets acquired...........................................    $296,229    $109,721
  Liabilities assumed.......................................      38,397      10,238
  Notes issued in connection with acquisition...............       7,329       6,639
                                                                --------    --------
  Cash paid.................................................     250,503      92,844
  Less cash acquired........................................       5,622         604
                                                                --------    --------
  Net cash paid for acquisitions............................    $244,881    $ 92,240
                                                                ========    ========

10. SUBSEQUENT EVENTS

GERMAN TAX LAW CHANGE

     On July 7, 2000, the German Federal Parliament (Bundestag) adopted a bill for the reform of corporate taxation and the reduction of tax rates. On July 14, 2000, the German Federal Council (Bundesrat) approved the bill. On October 23, 2000, the German tax reform legislation was signed by the German Federal President (Bundesprasident) and became law upon its publication in the German Federal Law Gazette (Bundesgesetzblatt) on October 26, 2000. Most of the amendments will become effective as of January 1, 2001. The following describes the material amendments made by the reform bill:

     - Retained and distributed profits of a corporation will be taxed at a standard corporation tax rate of 25% instead of 40% for undistributed profits and 30% for distributed profits.

     - The withholding tax rate on dividends will be reduced to 20% from the current 25% rate.

     - As a consequence of the introduction of the 50% exemption system, the imputation system (corporation tax credit system) will be abolished after January 1, 2001. As a result, at the shareholder level, a credit of the corporation tax paid by the corporation and the 5% refund of corporate taxes to U.S. holders under the U.S.-German Income Tax Treaty will no longer be allowed.

     - Effective January 1, 2002, capital gains of corporations upon a sale of shares will not be subject to corporation taxation to the extent that the selling corporation owned the shares for at least one year prior to the sale.

     - Profits from the sale of shares by a private investor will be subject to tax even after the expiration of a one-year holding period, if such private investor or, in the case of a gratuitous acquisition, any of his or her predecessors held one percent or more of the corporation's nominal share capital at any time during the last five years.

                           FRESENIUS MEDICAL CARE AG
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

     The Company anticipates that the application of the German tax law change will result in a reduction of the effective tax rate of approximately one percent.

MERGER AGREEMENT

     On November 1, 2000, the Company signed a definitive agreement to acquire Everest Healthcare Services Corporation ("Everest"), Oak Park, Illinois through a merger of Everest into a subsidiary of the Company for approximately $343 million, including Everest's outstanding debt. The Company will pay a portion of the merger consideration by the issuance of approximately 2,250,000 Preference shares. The purchase price is subject to adjustments for changes in Everest's net equity and other customary closing adjustments. The acquisition is still subject to anti-trust and other regulatory approvals.

11. SUPPLEMENTAL CONDENSED COMBINING INFORMATION

     FMC Trust Finance S.a.r.l. Luxembourg, a wholly-owned subsidiary of FMC, has assumed or issued senior subordinated debt securities which were fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by FMC and by Fresenius Medical Care Deutschland GmbH ("D-GmbH"), a wholly-owned subsidiary of FMC, and by FMCH, a substantially wholly-owned subsidiary of FMC (D-GmbH and FMCH being "Guarantor Subsidiaries"). The following combining financial information for the Company is as of September 30, 2000 and December 31, 1999 and for the nine months ended September 30, 2000 and 1999, segregated between FMC, D-GmbH, FMCH and each of the Company's other businesses (the "Non-Guarantor Subsidiaries"). For purposes of the condensed combining information, FMC and the Guarantor Subsidiaries carry their investments under the equity method. Other (income) expense includes income
(loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received. Separate financial statements and other disclosures concerning D-GmbH are not presented herein because management believes that they are not material to investors. FMCH is currently subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and in accordance therewith files consolidated financial statements with the United States Securities and Exchange Commission.

     Additionally dividends from FMCH, a wholly-owned subsidiary, are limited as a result of a restriction on dividends from its subsidiary, National Medical Care, Inc., and its subsidiaries. As a result of this restriction, parent company only financial information is presented under the column FMC.

                           FRESENIUS MEDICAL CARE AG

                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                            FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2000
                               -----------------------------------------------------------------------------
                                           GUARANTOR SUBSIDIARIES
                                           -----------------------   NON-GUARANTOR   COMBINING     COMBINED
                                  FMC        D-GMBH        FMCH      SUBSIDIARIES    ADJUSTMENT     TOTAL
                               ---------   ----------   ----------   -------------   ----------   ----------
Net revenue..................  $      --   $ 413,009    $      --     $3,068,045     $(361,861)   $3,119,193
Cost of revenue..............         --     240,769           --      2,139,928      (354,869)    2,025,828
                               ---------   ---------    ---------     ----------     ---------    ----------
  Gross profit...............         --     172,240           --        928,117        (6,992)    1,093,365
                               ---------   ---------    ---------     ----------     ---------    ----------
Operating expenses:
  Selling, general and
     administrative..........     12,716      71,398           --        520,557        (2,180)      602,491
  Research and development...         --      18,337           --          4,816            --        23,153
                               ---------   ---------    ---------     ----------     ---------    ----------
Operating income.............    (12,716)     82,504           --        402,745        (4,812)      467,721
                               ---------   ---------    ---------     ----------     ---------    ----------
Other (income) expense:
  Interest, net..............     (2,801)      4,939       44,014        117,701            --       163,852
  Other, net.................   (276,990)     43,832     (102,341)            --       335,499            --
                               ---------   ---------    ---------     ----------     ---------    ----------
Income before income taxes
  and
  minority interest..........    267,075      33,733       58,327        285,044      (340,311)      303,868
  Income tax expense
     (benefit)...............     31,949      33,445      (17,606)       130,682       (30,214)      148,256
                               ---------   ---------    ---------     ----------     ---------    ----------
Income before minority
  interest...................    235,126         288       75,933        154,362      (310,097)      155,612
Minority interest............         --          --           --             --         2,225         2,225
                               ---------   ---------    ---------     ----------     ---------    ----------
Net income...................  $ 235,126   $     288    $  75,933     $  154,362     $(312,322)   $  153,387
                               =========   =========    =========     ==========     =========    ==========

                                            FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1999
                               -----------------------------------------------------------------------------
                                           GUARANTOR SUBSIDIARIES
                                           -----------------------   NON-GUARANTOR   COMBINING     COMBINED
                                  FMC        D-GMBH        FMCH      SUBSIDIARIES    ADJUSTMENT     TOTAL
                               ---------   ----------   ----------   -------------   ----------   ----------
Net revenue..................  $      --   $ 402,945    $      --     $2,749,304     $(320,241)   $2,832,008
Cost of revenue..............         --     238,779           --      1,901,227      (309,134)    1,830,872
                               ---------   ---------    ---------     ----------     ---------    ----------
  Gross profit...............         --     164,166           --        848,077       (11,107)    1,001,136
                               ---------   ---------    ---------     ----------     ---------    ----------
Operating expenses:
  Selling, general and
     administrative..........      6,316      61,363           --        496,042        (1,950)      561,772
  Research and development...         --      19,633           --          6,350            --        25,983
  Special charge for
     settlement of
     investigations and
     related costs...........         --          --      590,000             --            --       590,000
                               ---------   ---------    ---------     ----------     ---------    ----------
Operating (loss) income......     (6,316)     83,170     (590,000)       345,685        (9,157)     (176,619)
                               ---------   ---------    ---------     ----------     ---------    ----------
Other (income) expense:
  Interest, net..............       (192)      4,673       43,809        114,964            --       163,254
  Other, net.................    249,337      44,773      (90,111)            --      (203,999)           --
                               ---------   ---------    ---------     ----------     ---------    ----------
Income (loss) before income
  taxes and
  minority interest..........   (255,461)     33,724     (543,698)       230,721       194,841      (339,873)
  Income tax expense
     (benefit)...............     17,540      33,086     (195,524)       107,339       (17,037)      (54,595)
                               ---------   ---------    ---------     ----------     ---------    ----------
Income (loss) before minority
  interest...................   (273,001)        638     (348,174)       123,381       211,878      (285,278)
Minority interest............         --          --           --             --         1,823         1,823
                               ---------   ---------    ---------     ----------     ---------    ----------
Net income (loss)............  $(273,001)  $     638    $(348,174)    $  123,381     $ 210,055    $ (287,101)
                               =========   =========    =========     ==========     =========    ==========

                           FRESENIUS MEDICAL CARE AG
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                         AT SEPTEMBER 30, 2000
                                            -------------------------------------------------------------------------------
                                                         GUARANTOR SUBSIDIARIES
                                                         -----------------------   NON-GUARANTOR    COMBINING     COMBINED
                                               FMC        D-GMBH        FMCH       SUBSIDIARIES    ADJUSTMENT      TOTAL
                                            ----------   ---------   -----------   -------------   -----------   ----------
Current assets:
  Cash and cash equivalents...............  $       76   $     54    $       --     $   46,881     $        --   $   47,011
  Trade accounts receivable, less
    allowance for doubtful accounts.......          --     68,467            --        728,856              --      797,323
  Accounts receivable from related
    parties...............................     302,278    183,515        46,740        492,962        (975,565)      49,930
  Inventories.............................          --     64,287            --        274,253         (30,525)     308,015
  Prepaid expenses and other current
    assets................................      12,675     18,997            --        204,640              --      236,312
  IDPN accounts receivable................          --         --            --         10,378              --       10,378
  Deferred taxes..........................       2,331      1,598            --        170,159          16,288      190,376
                                            ----------   --------    ----------     ----------     -----------   ----------
    Total current assets..................     317,360    336,917        46,740      1,928,130        (989,802)   1,639,345
Property, plant and equipment, net........         212     43,078            --        647,521         (10,775)     680,036
Intangible assets, including goodwill,
  net.....................................         801      5,709            --      3,471,975              --    3,478,485
Loans to related parties..................     104,967         --       185,529        827,099      (1,117,595)          --
Deferred taxes............................          28      3,771            --         14,746           7,856       26,401
Other assets..............................   2,373,171      9,910     2,078,290         76,694      (4,426,461)     111,604
                                            ----------   --------    ----------     ----------     -----------   ----------
    Total assets..........................  $2,796,539   $399,385    $2,310,559     $6,966,165     $(6,536,777)  $5,935,871
                                            ==========   ========    ==========     ==========     ===========   ==========
Current liabilities:
  Accounts payable........................  $       93   $ 10,135    $       --     $  162,821     $        --   $  173,049
  Accounts payable to related parties.....      97,121    170,306       238,395        518,312        (959,342)      64,792
  Accrued expenses and other current
    liabilities...........................      11,223     57,472            --        345,207           2,032      415,934
  Note payable related to settlement......          --         --            --        120,014              --      120,014
  Short-term borrowings...................          33        438            --        102,677              --      103,148
  Short-term borrowings from related
    parties...............................          --         --            --        213,030              --      213,030
  Current portion of long-term debt and
    capital lease obligations.............          --        744            --        154,619              --      155,363
  Income tax payable......................      65,891       (761)           --         44,431              --      109,561
  Deferred taxes..........................         686      7,912            --         21,561           1,187       31,346
                                            ----------   --------    ----------     ----------     -----------   ----------
    Total current liabilities.............     175,047    246,246       238,395      1,682,672        (956,123)   1,386,237
Long term debt and capital lease
  obligations, less current portion.......       3,962        192       843,322      1,014,169      (1,133,818)     727,827
Other liabilities.........................          --      3,097            --         24,457           4,936       32,490
Pension liabilities.......................         289     22,875            --         42,724              --       65,888
Deferred taxes............................       9,480      5,312            --        150,314              --      165,107
Company obligated mandatorily redeemable
  preferred securities of subsidiary
  Fresenius Medical Care Capital Trusts
  holding solely Company guaranteed
  debentures of subsidiary................          --         --            --        944,444              --      944,444
Minority interest.........................          --         --        16,318              0           4,630       20,948
                                            ----------   --------    ----------     ----------     -----------   ----------
    Total liabilities.....................     188,779    277,722     1,098,035      3,858,780      (2,080,375)   3,342,942
Shareholders' equity:.....................   2,607,760    121,662     1,212,524      3,107,386      (4,456,402)   2,592,930
                                            ----------   --------    ----------     ----------     -----------   ----------
    Total liabilities and shareholders'
      equity..............................  $2,796,539   $399,384    $2,310,559     $6,966,166     $(6,536,777)  $5,935,872
                                            ==========   ========    ==========     ==========     ===========   ==========

                           FRESENIUS MEDICAL CARE AG
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                        AT DECEMBER 31, 1999
                                           -------------------------------------------------------------------------------
                                                        GUARANTOR SUBSIDIARIES
                                                        -----------------------   NON-GUARANTOR    COMBINING     COMBINED
                                              FMC        D-GMBH        FMCH       SUBSIDIARIES    ADJUSTMENT      TOTAL
                                           ----------   ---------   -----------   -------------   -----------   ----------
Current assets:
  Cash and cash equivalents.............   $      155   $     37    $       --     $   34,568     $        --   $   34,760
  Trade accounts receivable, less
    allowance for doubtful accounts.....           --     81,686            --        586,053              --      667,739
  Accounts receivable from related
    parties.............................      135,878    226,351        32,586        351,445        (697,131)      49,129
  Inventories...........................           --     61,951            --        270,379         (31,028)     301,302
  Prepaid expenses and other current
    assets..............................        8,691     11,094            --        159,607              --      179,392
  IDPN accounts receivable..............           --         --            --         53,962              --       53,962
  Deferred taxes........................          703      4,079            --        233,832          16,311      254,925
                                           ----------   --------    ----------     ----------     -----------   ----------
    Total current assets................      145,427    385,198        32,586      1,689,846        (711,848)   1,541,209
Property, plant and equipment, net......          236     51,473            --        600,084          (9,672)     642,121
Intangible assets, including goodwill,
  net...................................        1,124      2,894            --      3,434,738              --    3,438,756
Loans to related parties................      127,155         --       185,529        987,963      (1,300,647)          --
Deferred taxes..........................           11      3,667            --         14,471           6,972       25,121
Non-current IDPN accounts receivable....           --         --            --          5,189              --        5,189
Other assets............................    1,947,133     10,460     2,428,224         66,320      (4,352,150)      99,987
                                           ----------   --------    ----------     ----------     -----------   ----------
  Total assets..........................   $2,221,086   $453,692    $2,646,339     $6,798,611     $(6,367,345)  $5,752,383
                                           ==========   ========    ==========     ==========     ===========   ==========
Current liabilities:
  Accounts payable......................   $       30   $ 16,923    $       --     $  176,167     $        --   $  193,120
  Accounts payable to related parties...      151,914    205,213       181,857        393,142        (842,673)      89,453
  Accrued expenses and other current
    liabilities.........................        4,879     45,343            --        363,265           1,574      415,061
  Accrued settlement....................           --         --            --        386,815              --      386,815
Short-term borrowings...................          960         26            --         95,397              --       96,383
  Short-term borrowings from related
    parties.............................           --         --            --        330,000              --      330,000
  Current portion of long-term debt and
    capital lease obligations...........           --      2,754            --        144,730              --      147,484
  Income taxes payable..................       49,064         --            --         29,374              --       78,438
  Deferred taxes........................       13,898      9,188            --          9,165           1,187       33,438
                                           ----------   --------    ----------     ----------     -----------   ----------
    Total current liabilities...........      220,745    279,447       181,857      1,928,055        (839,912)   1,770,192
Long term debt and capital lease
  obligations, less current portion.....        4,541        635       842,421        961,284      (1,155,105)     653,776
Accrued settlement......................           --         --            --         85,920              --       85,920
Other liabilities.......................          290      3,794            --         16,331           4,271       24,686
Pension liabilities.....................           --     23,819            --         37,759              --       61,578
Deferred taxes..........................        1,182      6,862            --        159,993              --      168,037
Company obligated mandatorily redeemable
  preferred securities of subsidiary
  Fresenius Medical Care Capital Trusts
  holding solely Company guaranteed
  debentures of subsidiary..............           --         --            --        964,103              --      964,103
Minority interest.......................           --         --        16,318             --           5,456       21,774
                                           ----------   --------    ----------     ----------     -----------   ----------
    Total liabilities...................      226,758    314,557     1,040,596      4,153,445      (1,985,290)   3,750,066
Shareholders' equity:...................    1,994,328    139,135     1,605,743      2,645,166      (4,382,055)   2,002,317
                                           ----------   --------    ----------     ----------     -----------   ----------
  Total liabilities and shareholders'
    equity..............................   $2,221,086   $453,692    $2,646,339     $6,798,611     $(6,367,345)  $5,752,383
                                           ==========   ========    ==========     ==========     ===========   ==========

                           FRESENIUS MEDICAL CARE AG
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                             FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2000
                                             ----------------------------------------------------------------------------------
                                                            GUARANTOR SUBSIDIARIES
                                                           ------------------------   NON-GUARANTOR    COMBINING     COMBINED
                                                 FMC         D-GMBH        FMCH       SUBSIDIARIES    ADJUSTMENT       TOTAL
                                             -----------   ----------   -----------   -------------   -----------   -----------
Operating Activities:
  Net income (loss)........................  $   235,126   $      288   $    75,933    $   154,362    $  (312,322)  $   153,387
  Adjustments to reconcile net income
    (loss) to net cash and cash equivalents
    provided by (used in) operating
    activities:
  Equity affiliate income..................     (116,246)          --      (102,341)            --        218,587            --
  Depreciation and amortization............        1,242       14,717            --        203,395         (2,180)      217,174
  Change in deferred taxes, net............       (5,078)         653            --         69,245          3,394        68,214
  Gain (loss) on sale of fixed assets......           --       (1,122)           --            336             --          (786)
  Gain (loss) on disposal of investments...      (67,489)          --            --             --         67,489            --
  Compensation expense related to stock
    options................................        3,538           --            --             --             --         3,538
Changes in assets and liabilities, net of
  amounts from businesses acquired or
  disposed of:
  Trade accounts receivable, net...........           --        3,012            --       (137,427)            --      (134,415)
  Inventories..............................           --      (10,998)           --         (9,500)         2,457       (18,041)
  Prepaid expenses and other current and
    non-current assets.....................       (5,672)      (9,890)        1,118        (28,525)         2,820       (40,149)
  Accounts receivable from/ payable to
    related parties........................      (44,306)       5,626        42,385        (59,837)         9,548       (46,584)
  Accounts payable, accrued expenses and
    other current and non-current
    liabilities............................        4,058       16,289            --        (37,190)         1,208       (15,635)
  Income taxes payable.....................       36,125         (817)      (17,606)        31,484             --        49,186
                                             -----------   ----------   -----------    -----------    -----------   -----------
    Net cash provided by (used in)
      operating activities.................       41,298       17,758          (511)       186,343         (8,999)      235,889
                                             -----------   ----------   -----------    -----------    -----------   -----------
Investing Activities:
  Purchases of property, plant and
    equipment..............................          (92)     (15,516)           --       (131,336)         3,327      (143,617)
  Proceeds from sale of property, plant and
    equipment..............................            9        2,193            --         15,944             --        18,146
  Acquisitions and investments, net of cash
    acquired...............................       (5,031)      (2,694)           --       (241,590)         4,434      (244,881)
  Repayment of loans by related parties....        8,358           --            --         (8,358)            --            --
                                             -----------   ----------   -----------    -----------    -----------   -----------
    Net cash used in investing
      activities...........................        3,244      (16,017)           --       (365,340)         7,761      (370,352)
                                             -----------   ----------   -----------    -----------    -----------   -----------
Financing activities:
  Short-term borrowings, net...............     (550,288)         446            --        436,012          7,761      (106,069)
  Payments on obligation related to
    settlement.............................           --           --            --       (352,721)            --      (352,721)
  Long-term debt and capital lease
    obligations, net.......................           --       (2,169)          901         93,280         (1,435)       90,577
  Proceeds from issuance of preference
    shares.................................      556,958           --            --             --             --       556,958
  Proceeds from increase of accounts
    receivable securitization program......           --           --            --         17,839             --        17,839
  Proceeds from exercise of options........          478           --            --             --             --           478
  Capital Increase of
    Non-Guarantor-Subsidiaries.............           --           --            --          2,994         (2,994)           --
  Dividends paid...........................      (51,229)          --            --         (5,656)         5,656       (51,229)
  Change in minority interest..............           --           --          (390)            --             11          (379)
                                             -----------   ----------   -----------    -----------    -----------   -----------
    Net cash (used in) provided by
      financing activities.................      (44,081)      (1,723)          511        191,748          8,999       155,454
                                             -----------   ----------   -----------    -----------    -----------   -----------
Effect of exchange rate changes on cash and
  cash equivalents.........................         (540)          --            --           (439)        (7,761)       (8,740)
Cash and Cash Equivalents:
Net increase in cash and cash
  equivalents..............................          (79)          17            --         12,313             --        12,251
Cash and cash equivalents at beginning of
  period...................................          155           37            --         34,568             --        34,760
                                             -----------   ----------   -----------    -----------    -----------   -----------
Cash and cash equivalents at end of
  period...................................  $        76   $       54   $        --    $    46,881    $        --   $    47,011
                                             ===========   ==========   ===========    ===========    ===========   ===========

                           FRESENIUS MEDICAL CARE AG
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                           FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1999
                                                -------------------------------------------------------------------------
                                                                 GUARANTOR
                                                                SUBSIDIARIES
                                                            --------------------   NON-GUARANTOR   COMBINING    COMBINED
                                                   FMC       D-GMBH      FMCH      SUBSIDIARIES    ADJUSTMENT     TOTAL
                                                ---------   --------   ---------   -------------   ----------   ---------
Operating Activities:
  Net income (loss)...........................  $(273,001)  $   638    $(348,174)    $ 123,381     $ 210,055    $(287,101)
  Adjustments to reconcile net (loss) income
    to net cash and cash equivalents provided
    by (used in) operating activities:
  Equity affiliate loss.......................    322,123        --      (90,111)           --      (232,012)          --
    Depreciation and amortization.............        292    15,372           --       195,447        (1,950)     209,161
    Change in deferred tax....................     (2,789)      316     (178,000)       34,572        (4,581)    (150,482)
    Loss on sale of fixed assets..............        132        --           --           368            --          500
Changes in assets and liabilities, net of
  amounts from businesses acquired or disposed
  of:
  Trade accounts receivable, net..............         --   (15,293)          --      (107,858)           --     (123,151)
  Inventories.................................         --    (9,850)          --       (13,931)        6,695      (17,086)
  Prepaid expenses and other current and
    non-current assets........................     (5,614)   (2,006)       1,118       (40,601)        7,383      (39,720)
  Accounts receivable from/ payable to related
    parties...................................     (1,778)   (1,214)      42,230       (32,582)           --        6,656
  Accounts payable, accrued expenses and other
    current and non-current liabilities.......     (1,685)   29,266      590,000       (19,373)        2,122      600,330
  Income taxes payable........................     20,769    (1,106)     (17,524)       58,751            --       60,890
                                                ---------   --------   ---------     ---------     ---------    ---------
    Net cash provided by (used in) operating
      activities of continuing operations.....     58,449    16,123         (461)      198,174       (12,288)     259,997
                                                ---------   --------   ---------     ---------     ---------    ---------
    Net cash used in operating activities of
      discontinued operations.................         --        --           --        (4,486)           --       (4,486)
                                                ---------   --------   ---------     ---------     ---------    ---------
    Net cash provided by (used in) operating
      activities..............................     58,449    16,123         (461)      193,688       (12,288)     255,511
                                                ---------   --------   ---------     ---------     ---------    ---------
Investing Activities:
  Purchases of property, plant and
    equipment.................................       (231)  (15,061)          --       (90,163)        2,295     (103,160)
  Proceeds from sale of property, plant and
    equipment.................................         27       664           --         4,343            --        5,034
  Acquisitions and investments, net of cash
    acquired..................................    (10,180)       --           --       (91,160)        9,100      (92,240)
                                                ---------   --------   ---------     ---------     ---------    ---------
    Net cash used in investing activities.....    (10,384)  (14,397)          --      (176,980)       11,395     (190,366)
                                                ---------   --------   ---------     ---------     ---------    ---------
Financing activities:
  Short-term borrowings, net..................     (4,340)     (443)          --       222,552            --      217,769
  Long-term debt and capital lease
    obligations, net..........................      4,859    (1,219)         851      (194,662)         (469)    (190,640)
  Retirement of convertible investment
    securities................................         --        --           --       (27,518)           --      (27,518)
  Proceeds from increase of accounts
    receivable securitization program.........         --        --           --        29,400            --       29,400
  Proceeds from exercise of FMC Rollover
    options...................................      1,295        --           --            --            --        1,295
  Capital Increase of
    Non-Guarantor-Subsidiaries................         --        --           --         8,631        (8,631)          --
  Dividends paid..............................    (48,404)       --           --        (9,306)        9,306      (48,404)
  Changes in minority interest................         --        --         (390)           --           687          297
                                                ---------   --------   ---------     ---------     ---------    ---------
    Net cash (used in) provided by financing
      activities..............................    (46,590)   (1,662)         461        29,097           893      (17,801)
                                                ---------   --------   ---------     ---------     ---------    ---------
Effect of exchange rate changes on cash and
  cash equivalents............................     (2,029)       --           --       (19,159)           --      (21,188)
Cash and Cash Equivalents:
Net (decrease) increase in cash and cash
  equivalents.................................       (554)       64           --        26,646            --       26,156
Cash and cash equivalents at beginning of
  period......................................        938        20           --        30,909            --       31,867
                                                ---------   --------   ---------     ---------     ---------    ---------
Cash and cash equivalents at end of period....  $     384   $    84    $      --     $  57,555     $      --    $  58,023
                                                =========   ========   =========     =========     =========    =========

                                     PART I
                             FINANCIAL INFORMATION
                                    ITEM II

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999

THE COMPANY

     Fresenius Medical Care AG was formed effective September 30, 1996 through a series of transactions constituting the merger of the global dialysis businesses of Fresenius AG and W.R. Grace & Co. ("W.R. Grace").

     The merger represented the consummation of the transactions contemplated by the Agreement and Plan of Reorganization entered into on February 4, 1996 by Fresenius AG and W.R. Grace. In the merger, Fresenius AG contributed Fresenius Worldwide Dialysis, representing its global dialysis business (including its controlling interests in Fresenius USA, Inc.) to us in exchange for 35,210,000 of our ordinary shares. Thereafter, we acquired (i) all of the outstanding common shares of W.R. Grace, whose sole business at the time of the transaction consisted of National Medical Care, Inc., the global dialysis business of W.R. Grace (now called Fresenius Medical Care Holdings, Inc.), and (ii) the minority interest of Fresenius USA, Inc., not otherwise held by Fresenius AG, in exchange for 31,360,000 ordinary shares and 3,430,000 ordinary shares, respectively. Effective October 1, 1996, Fresenius Medical Care Holdings, Inc. acquired 100% of Fresenius USA, Inc. from us.

     Additionally, in conjunction with this merger, each holder of W.R. Grace common shares received one share of Class D Preferred stock of Fresenius Medical Care Holdings, Inc. for each share of W.R. Grace common stock previously held. The Class D Preferred stock entitles the holder to receive, if and when declared by the board of directors of Fresenius Medical Care Holdings, Inc., a special dividend, payable in cash in annual installments beginning in October, 2002 (and in each subsequent year until the dividend is fully paid), in an amount based on the adjusted cash flow, as defined in the terms of the Class D Preferred stock, of Fresenius Medical Care AG for the period from January 1, 1997 to December 31, 2001.

     You should read the following discussion and analysis of the results of operations of Fresenius Medical Care AG in conjunction with our historical condensed consolidated financial statements and related notes contained elsewhere in this report. Some of the statements contained below, including those concerning future revenue, costs and capital expenditures and possible changes in our industry and competitive and financial conditions include forward-looking statements. Because such statements involve risks and uncertainties, actual results may differ materially from the results which the forward looking statements express or imply.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The tables below present disaggregated information for our Company. We prepared the information using a management approach, consistent with the basis and manner in which our management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance.

     This section contains forward-looking statements. We made these forward-looking statements based on our management's expectations and beliefs concerning future events which may affect us, but we cannot assure that such events will occur or that the results will be as anticipated. Such statements include the matters referred to in the first paragraph, "Item 1 -- Description of Business", in our 1999 Annual Report on Form 20-F.

     Our businesses operate in highly competitive markets and are subject to changes in business, economic and competitive conditions. Our business is subject to:

     -  intense competition;

     -  foreign exchange rate fluctuations;

                                     PART I
                             FINANCIAL INFORMATION
                                    ITEM II

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS
      FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999 -- (CONTINUED)

     -  varying degrees of acceptance of new product introductions;

     -  changes in reimbursement rates;

     -  technological developments in our industry;

     - uncertainties in litigation or investigative proceedings and regulatory developments in the health care sector; and

     -  the availability of financing.

     Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

     Developments in any of these areas, which are more fully described elsewhere in Part I, Item 2, Part II, Item 1 and in Management's Discussion and Analysis of Financial Condition and Results of Operations in our 1999 Annual Report on Form 20-F, each of which is incorporated into this section by reference, could cause our results to differ materially from the results that have been or may be projected by or on our behalf.

OVERVIEW

     Each segment for which information is presented below engages primarily in providing kidney dialysis services and performing related clinical laboratory testing and renal diagnostic services as well as manufacturing and distributing products and equipment for the treatment of end-stage renal disease. Our management board member responsible for the profitability and cash flow of each segment's various businesses supervises the management of each operating segment. The accounting policies of the operating segments are the same as those we apply in preparing our consolidated financial statements under U.S. generally accepted accounting principles.

     Our management evaluates each segment using a measure that reflects all of the segment's controllable revenues and expenses. Our management believes the most appropriate measure in this regard is earnings before interest and taxes, or EBIT, which measures our source of earnings. Financing is a corporate function which segments do not control. Therefore, we do not include interest cost relating to financing as a segment measurement. We also regard income taxes to be outside the segment's control. In addition to EBIT, our management also believes that earnings before interest, taxes, depreciation and amortization, or EBITDA, is helpful for investors as a measurement of the segment's and our company's ability to generate cash and to service our financing obligations. EBITDA is also the basis for determining compliance with certain covenants contained in our senior credit agreement and the indentures relating to our outstanding trust preferred securities.

     You should not consider EBITDA to be an alternative to net earnings determined in accordance with generally accepted accounting principles or to cash flow from operations, investing activities or financing activities or as a measure of cash flows. We believe our EBIT calculation is the functional equivalent of operating income. Because all companies do not calculate EBITDA and EBIT consistently, the presentation herein may not be comparable to other similarly titled measures of other companies.

     We generated approximately 40% of our worldwide revenue for 2000 from sources subject to regulations under U.S. government health care programs. In the past, U.S. budget deficit reduction and health care reform measures have changed the reimbursement rates under these programs, including the Medicare composite rate,

                                     PART I
                             FINANCIAL INFORMATION
                                    ITEM II

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS
      FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999 -- (CONTINUED)

the reimbursement rate for EPO, and the reimbursement rates for other dialysis and non-dialysis related services and products, as well as other material aspects of these programs, and they may change in the future.

     We also derive a significant portion of our net revenues from reimbursement by non-government payors. Historically, these payors' reimbursement rates generally have been higher than government program rates in their respective countries. However, non-governmental payors are imposing cost containment measures that are creating significant downward pressure on reimbursement levels that we receive for our services and products.

     Our business, financial position and results of operations could also be materially adversely affected by whistleblower actions or by an adverse outcome in the pending litigation concerning the implementation of certain provisions of OBRA 93 relating to the coordination of benefits between Medicare and employer health plans in the case of certain dual eligible ESRD patients. See Part II
Item 1 -- "Legal Proceedings."

RESULTS OF OPERATIONS

     The following tables summarize our financial performance and certain operating results by principal business segment for the periods indicated. Inter-segment sales primarily reflect sales of medical equipment and supplies from the International segment to the North America segment.

                                     PART I
                             FINANCIAL INFORMATION
                                    ITEM II

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS
      FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999 -- (CONTINUED)

                                                                FOR THE THREE MONTHS
                                                                ENDED SEPTEMBER 30,
                                                                --------------------
                                                                  2000        1999
                                                                --------     -------
                                                                    (UNAUDITED)
                                                                   (IN MILLIONS)
Total revenue
  North America.............................................     $  793       $ 709
  International.............................................        297         269
                                                                 ------       -----
     Totals.................................................      1,090         978
                                                                 ------       -----
Inter-segment revenue
  North America.............................................          0           1
  International.............................................          9           8
                                                                 ------       -----
     Totals.................................................          9           9
                                                                 ------       -----
Total net revenue
  North America.............................................        793         708
  International.............................................        288         261
                                                                 ------       -----
     Totals.................................................      1,081         969
                                                                 ------       -----
EBITDA
  North America.............................................        166         156
  International.............................................         68          62
  Special charge for settlement of investigations and
     related costs..........................................         --        (590)
  Corporate.................................................          7          (3)
                                                                 ------       -----
     Totals.................................................        241        (375)
                                                                 ------       -----
Amortization and depreciation
  North America.............................................         55          54
  International.............................................         18          16
  Corporate.................................................          1           1
                                                                 ------       -----
     Totals.................................................         74          71
                                                                 ------       -----
EBIT
  North America.............................................        111         102
  International.............................................         50          46
  Special charge for settlement of investigations and
     related costs..........................................         --        (590)
  Corporate.................................................          6          (4)
                                                                 ------       -----
     Totals.................................................        167        (446)
                                                                 ------       -----
Interest income.............................................          2           1
Interest expense............................................        (46)        (54)
Interest expense on obligation related to settlement........         (8)         --
Income tax (expense) benefit................................        (56)        134
Minority interest...........................................         (1)         (1)
                                                                 ------       -----
Net income (loss)...........................................     $   58       $(366)
                                                                 ======       =====

                                     PART I
                             FINANCIAL INFORMATION
                                    ITEM II

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS
      FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999 -- (CONTINUED)

                                                                FOR THE NINE MONTHS
                                                                ENDED SEPTEMBER 30,
                                                                --------------------
                                                                  2000        1999
                                                                --------    --------
                                                                    (UNAUDITED)
                                                                   (IN MILLIONS)
Total revenue
  North America.............................................     $2,297      $2,080
  International.............................................        852         786
                                                                 ------      ------
     Totals.................................................      3,149       2,866
                                                                 ------      ------
Inter-segment revenue
  North America.............................................          2           3
  International.............................................         28          31
                                                                 ------      ------
     Totals.................................................         30          34
                                                                 ------      ------
Total net revenue
  North America.............................................      2,295       2,077
  International.............................................        824         755
                                                                 ------      ------
     Totals.................................................      3,119       2,832
                                                                 ------      ------
EBITDA
  North America.............................................        481         450
  International.............................................        200         179
  Special charge for settlement of investigations and
     related costs..........................................         --        (590)
  Corporate.................................................          4          (6)
                                                                 ------      ------
     Totals.................................................        685          33
                                                                 ------      ------
Amortization and depreciation
  North America.............................................        165         162
  International.............................................         50          46
  Corporate.................................................          2           1
                                                                 ------      ------
     Totals.................................................        217         209
                                                                 ------      ------
EBIT
  North America.............................................        316         288
  International.............................................        150         133
  Special charge for settlement of investigations and
     related costs..........................................         --        (590)
  Corporate.................................................          2          (7)
                                                                 ------      ------
     Totals.................................................        468        (177)
                                                                 ------      ------
Interest income.............................................          7           5
Interest expense............................................       (149)       (168)
Interest expense on obligation related to settlement........        (22)         --
Income tax (expense) benefit................................       (148)         55
Minority interest...........................................         (2)         (2)
                                                                 ------      ------
Net income (loss)...........................................     $  153      $ (287)
                                                                 ======      ======

                                     PART I
                             FINANCIAL INFORMATION
                                    ITEM II

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS
      FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999 -- (CONTINUED)

THREE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 1999

     Net revenues for the three months ended September 30, 2000 increased by 12% (14% at constant exchange rates) to $1,081 million from $969 million for the comparable period in 1999. Net income for the third quarter of 2000 was $58 million as compared to a net loss of $366 million in 1999. The net loss of $366 in 1999 was a result of a special charge of $590 million ($412 million after tax) (hereafter "special charge") relating to the Settlement (See Part I, Item 1 -- "Notes to Condensed Consolidated Financial Statements"). Excluding the effects of the special charge during 1999, net income for the third quarter 2000 increased by 28% or $12 million.

     Earnings per ordinary share were $0.63 compared to a loss per ordinary share of $4.64 for the same period in the prior year. Excluding the effects of the special charge, earnings per ordinary share increased by 11% from $0.57.

     The following discussions pertain to our business segments and the measures we use to manage these segments. The North American segment discussion excludes the effects of the special charge.

  NORTH AMERICA SEGMENT

     Revenue. Net revenue for the North America segment for the three months ended September 30, 2000 grew by 12% from $708 million to $793 million. Dialysis care revenue increased by 14% to $669 million, 11% attributable to base business revenue growth and 3% to acquisitions. Dialysis products revenues increased 3% to $124 million. The increase in dialysis care revenue resulted primarily from a $48 million (8%) increase in the number of treatments and an increase in revenue per treatment of approximately $34 million (6%) as a result of the impact of increased Medicare reimbursement rates and improved anemia management (EPO utilization) as compared to 1999. Laboratory testing revenues increased as a result of higher patient volume. Dialysis product revenue increased approximately $5 million (4%) as a result of increased sales of machines partially offset by decreased sales of bloodlines, peritoneal products and other products. Product revenue growth was slightly (1%) affected by decreasing prices.

     EBITDA. EBITDA for the North America segment grew by 7% due to increased treatment volume, improved treatment rates, increased ancillary services, and increased earnings from laboratory testing. These increases were partially offset by higher personnel costs and increased provisions for doubtful accounts.

     Amortization and Depreciation. Amortization and depreciation decreased slightly as a percentage of revenue in 2000. This is mainly due to the impact of internal revenue growth while amortization and depreciation has remained fairly constant at $55 million.

     EBIT. EBIT for the North America segment increased by 9% due to the increase in EBITDA and the positive impact of the decreased percentage of amortization and depreciation to revenue as previously mentioned.

  INTERNATIONAL SEGMENT

     Revenue. Net revenue for the International segment during the three months ended September 30, 2000 grew by 10% (21% at constant exchange rates) from $261 million in 1999 to $288 million in 2000. Acquisitions, primarily Total Renal Care, contributed $29 million, approximately $10 million in the European region, $17 million in the Latin America region and $2 million in Asia Pacific. Base business growth during the period was 9% at constant exchange rates. Including the effects of acquisitions, Asia Pacific region revenue grew $14 million or 40% (36% at constant exchange rates), and Latin America region revenue grew $22 million or 59% (63% at constant exchange rates). The European region, unfavorably impacted by the

                                     PART I
                             FINANCIAL INFORMATION
                                    ITEM II

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS
      FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999 -- (CONTINUED)

appreciation of the U.S. Dollar versus the euro, decreased by 5% from $189 million in 1999 to $180 million in 2000 (10% increase at constant exchange rates).

     Total dialysis care revenue increased by 37% (50% at constant exchange rates) to $92 million in 2000 from $67 million in the prior year. This increase is a result of base business growth, consisting of an approximately $7 million (11%) increase in the number of dialysis care treatments, offset by approximately $8 million (13%) due to exchange rate fluctuations. The average price per treatment remained fairly stable. Acquisitions, primarily Total Renal Care, contributed approximately $26 million (39%) to total dialysis care revenue.

     Total dialysis product revenue for 2000 increased by 1% (11% at constant exchange rates) to $196 million. Product volume increased by approximately $35 million (18%) which was offset by lower average pricing of approximately $17 million (9%) due to the competitive nature of the market. Product revenue increase was further offset by approximately $19 million (10%) due to exchange rate fluctuations. Acquisitions contributed approximately $3 million (2%) to total product revenue.

     EBITDA. EBITDA for the International segment for 2000 grew by 9% (20% at constant exchange rates) from $62 million to $68 million primarily due to the increased revenue noted above. Excluding the effects of acquisitions the majority of the EBITDA growth was a result of increased business in the Latin America region as well as continued growth in the Asia Pacific region.

     EBIT. EBIT for the International segment for 2000 increased by 10% (21% at constant exchange rates) from $46 million to $50 million due to the increased EBITDA mentioned above and stable depreciation and amortization.

  THE FOLLOWING DISCUSSIONS PERTAIN TO OUR TOTAL COMPANY COSTS, EXCLUDING THE EFFECTS OF THE SPECIAL CHARGE.

     Interest. Interest expense for 2000 remained relatively constant compared to the same period in 1999. Interest expense related to the note payable associated with the settlement of the U.S. government investigation amounted to approximately $8 million. This additional interest expense was offset by the reduced interest expense related to lower other borrowings, due to the use of the $557 million net proceeds received in the preference share offerings in the preceding nine months.

     Income Taxes. The effective tax rate for the third quarter of 2000 was slightly below the 1999 rate as non-deductible amortization of goodwill relating to acquisitions was lower, as a percentage of taxable income, for 2000 compared to the same period in 1999.

     Other Items -- Primarily Foreign Currency Gains and Losses. Total company EBIT was favorably impacted by $4 million due to net foreign currency transaction gains of $16 million offset by $4 million related to compensation under the FMC Plan 2 stock option plan, $2 million in incremental professional services and $6 million related to the strengthening of the dollar. Net income was positively impacted $1 million by these items.

NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1999

     Net revenues for the nine months ended September 30, 2000 increased by 10% (13% at constant exchange rates) to $3,119 million from $2,832 million for the comparable period in 1999. Net income for the first nine months of 2000 amounted to $153 million as compared to a net loss of $287 million in 1999. Excluding the effects of the special charge during 1999, net income for the first nine months of 2000 increased by 23% or $28 million.

                                     PART I
                             FINANCIAL INFORMATION
                                    ITEM II

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS
      FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999 -- (CONTINUED)

     Earnings per ordinary share were $1.74 compared to a loss per ordinary share of $3.64 for the same period in the prior year. Excluding the effects of the special charge, earnings per ordinary share increased by 11% from $1.57.

     The following discussions pertain to our business segments and the measures we use to manage these segments. The North American segment discussion excludes the effects of the special charge.

  NORTH AMERICA SEGMENT

     Revenue. Net revenue for the North America segment for the nine months ended September 30, 2000 grew by 11% from $2,077 million to $2,295 million. Dialysis care revenue increased by 12% from $1,725 million to $1,940 million, of which 10% resulted from base business growth and 2% resulted from acquisitions. Dialysis products revenue increased 1% from $352 million to $356 million. The increase in dialysis care revenue resulted primarily from a $137 million (8%) increase in the number of treatments and an increase in revenue per treatment of approximately $78 million (4%) as a result of the impact of increased Medicare reimbursement rates and improved anemia management (EPO utilization) as compared to 1999. Laboratory testing revenues increased as a result of higher patient volume. Dialysis product revenue remained fairly constant as increases in sales of dialyzers and machines were offset by decreased sales of peritoneal products.

     EBITDA. EBITDA for the North America segment grew by 7%, due to increased treatment volume, improved treatment rates, increased ancillary services, and increased earnings from laboratory testing. These increases were partially offset by higher personnel costs and increased provisions for doubtful accounts.

     Amortization and Depreciation. Amortization and depreciation decreased slightly as a percentage of revenue in 2000. This is mainly due to the impact of internal revenue growth while amortization and depreciation has remained fairly constant at $165 million compared to $162 million for the prior year.

     EBIT. EBIT for the North America segment increased by 10% due to the increase in EBITDA and the positive impact of the decreased percentage of amortization and depreciation to revenue as previously mentioned.

  INTERNATIONAL SEGMENT

     Revenue. Net revenue for the International segment during the nine months ended September 30, 2000 grew by 9% (19% at constant exchange rates) from $755 million in 1999 to $824 million in 2000. Acquisitions, primarily Total Renal Care, contributed $58 million, approximately $19 million in the European region, $29 million in the Latin America region and $10 million in Asia Pacific. Base business growth during the period was 11% at constant exchange rates. Including the effects of acquisitions, Asia Pacific region revenue increased $35 million or 39% (33% at constant exchange rates), Latin America region revenue grew $48 million or 45% (52% at constant exchange rates) while European region revenue decreased $15 million, a 3% decrease (10% increase at constant exchange rates) mainly due to the appreciation of the U.S. Dollar versus the euro.

     Total dialysis care revenue increased during 2000 by 25% (37% at constant exchange rates) to $244 million in 2000 from $196 million in the prior period. This increase is a result of base business growth, consisting of an approximately $20 million (10%) increase in the number of dialysis care treatments and an approximately $6 million (3%) increase in average price per treatment, offset by approximately $24 million (12%) due to exchange rate fluctuations. Acquisitions, mainly Total Renal Care, contributed approximately $46 million (24%) to total dialysis care revenue.

                                     PART I
                             FINANCIAL INFORMATION
                                    ITEM II

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS
      FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999 -- (CONTINUED)

     Total dialysis product revenue for 2000 increased by 4% (13% at constant exchange rates) to $580 million. Product volume increased by approximately $107 million (19%) which was offset by lower average pricing of approximately $48 million (8%) due to the competitive nature of the market. Product revenue was further offset by approximately $51 million (9%) due to exchange rate fluctuations. Acquisitions contributed approximately $12 million (2%) to total dialysis product revenue.

     EBITDA. EBITDA for the International segment for 2000 grew by 12% (24% at constant exchange rates) from $179 million to $200 million primarily due to the increased revenue noted above. Excluding the effect of acquisitions the majority of the EBITDA growth was a result of increased business in the Asia Pacific region as well as increased shipments to eastern European countries, which have higher EBITDA margins, due to an improvement in the economic situation in those countries as compared with 1999.

     EBIT. EBIT for the International segment for 2000 increased by 13% (25% at constant exchange rates) from $133 million to $150 million due to the increased EBITDA mentioned above and stable depreciation and amortization.

  THE FOLLOWING DISCUSSIONS PERTAIN TO OUR TOTAL COMPANY COSTS, EXCLUDING THE EFFECTS OF THE SPECIAL CHARGE.

     Interest. Interest expense for 2000 remained relatively constant compared to the same period in 1999. Interest expense related to the note payable associated with the settlement of the U.S. government investigation amounted to approximately $22 million. This additional interest expense was offset by the reduced interest expense related to lower other borrowings due to the use of the $557 million net proceeds received in the preference share offerings in the preceding nine months.

     Income Taxes. The effective tax rate for the nine month period ending September 30, 2000 was slightly below the 1999 rate as non-deductible amortization of goodwill relating to acquisitions was lower, as a percentage of taxable income, for 2000 compared to the same period in 1999.

     Other Items -- Primarily Foreign Currency Gains and Losses. Total Company EBIT was adversely impacted by $6 million due to net foreign currency transaction gains of $16 million offset by $4 million related to compensation under the FMC Plan 2 stock option plan, $2 million in incremental professional services and $16 million related to the strengthening of the dollar. Net income was negatively impacted $5 million by these items.

LIQUIDITY AND CAPITAL RESOURCES

     We generated cash from operating activities of $236 million in the nine month period ended September 30, 2000 and $260 million from continuing operations in the comparable period in 1999. Net cash provided by operating activities was unfavorably affected by an increase in accounts receivable balance. The primary reason is an increase in days sales outstanding resulting from slower payment patterns from third parties, specifically from managed care plans. Cash on hand was $47 million at September 30, 2000 compared to $35 million, at December 30, 1999.

     On January 18, 2000, we executed definitive agreements with respect to the U.S. government investigation. The agreements require net settlement payments totaling approximately $427 million, of which $14 million had been paid prior to January 1, 2000. This net amount includes payments to us of approximately $59 million for Medicare receivables from the U.S. government. During the nine-months period ending September 30, 2000 after court approval of the settlement we made payments of $353 million, including initial cash payments of $286 million and we received $49 million from the U.S. government for our outstanding Medicare receivable claims for intradialytic parenteral nutrition therapy rendered on or before

                                     PART I
                             FINANCIAL INFORMATION
                                    ITEM II

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS
      FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999 -- (CONTINUED)

December 31, 1999. We wrote off $94 million of these receivables at December 31, 1999 in anticipation of a final settlement.

     Under the definitive agreements with the U.S. government, we entered into a note payable for the remainder of the settlement obligation. Installment payments under the note will accrue interest at 6.3% on approximately $51 million of the obligation and at 7.5% annually on the balance, until paid in full.

     The note payable will be paid in six quarterly installments which began in April 2000 and end in July 2001. The first four quarterly installments will be made in the amount of approximately $35 million each, including interest at 7.5%. The final two installments of approximately $28 million each, including interest at 6.3%, will be paid in April and July 2001, respectively. The U.S. government will remit the balance of our outstanding Medicare receivables in four quarterly payments of approximately $5 million each, plus interest at 7.5%. The first payment was received in May 2000. At September 30, 2000, the remaining note payable was approximately $120 million and the remaining amount receivable was approximately $10 million.

     We amended the letter of credit that was given to the U.S. government in 1996 from $150 million to $190 million and, under the agreement, the letter of credit will be reduced as we continue to make installment payments to the government. At September 30, 2000, the face amount of the letter of credit was $123 million.

     In December 1999, we and the lenders under our senior credit facility amended the financial ratios in the senior credit facility to accommodate our obligations under the settlement agreements and to enable us to continue in compliance with our senior credit facility as we fulfill the settlement obligations.

     On March 2, 2000, we issued 8,974,359 non-voting Preference shares to a limited number of institutional and other accredited investors in exchange for the investors' interests in Franconia Acquisition LLC, an entity formed to acquire dialysis clinics and other related businesses. Franconia's principal asset at the time of this transaction was $350 million in cash. For financial reporting purposes, the transaction, which generated net proceeds of $344 million, has been accounted for as a financing at fair value. The investors have agreed not to effect sales or transfers of the Preference shares for a period of 24 months after issuance, except as permitted by the contribution agreement. After this time, the investors will have the right to require, under specified conditions, that we register the Preference shares for sale under the Securities Act of 1933, as amended, and provide them with assistance in connection with public offerings of their Preference shares outside the United States.

     On June 19, 2000, we purchased substantially all of the international and non-continental U.S. operations business of Total Renal Care Holdings, Inc. for $142 million in cash. Additionally, we made a deposit, not included in the purchase price noted above, towards the purchase of the Puerto Rican operations. This purchase is pending subject to regulatory approval and third party consents.

     On July 26, 2000, we completed a public offering of 5,000,000 preference shares for net proceeds of approximately $185 million. In addition, on July 28, 2000, the underwriters of the public offering exercised options to purchase an additional 750,000 preference shares resulting in total net proceeds from the public offering of approximately $213 million.

     On November 1, 2000, we signed a definitive agreement to acquire Everest Healthcare Services Corporation ("Everest"), Oak Park, Illinois through a merger of Everest into a subsidiary of the company for approximately $343 million including Everest's outstanding debt. The purchase price is subject to adjustments for changes in Everest's net equity and other customary closing adjustments. The purchase price is a combination of a cash payment to the sellers of roughly one-third of the purchase price and approximately

                                     PART I
                             FINANCIAL INFORMATION
                                    ITEM II

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS
      FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999 -- (CONTINUED)


one-third of the purchase price represents Everest's outstanding debt assumed. On November 15, 2000, we initiated a tender offer for Everest's outstanding subordinated debt. The cash payment and any payments of Everest's assumed debt, including the tender offer purchase price will be financed out of the proceeds from the capital offerings completed earlier in the year. The remaining approximately one-third of the purchase price will be paid by the issuance of up to 2.25 million of our preference shares. The acquisition is still subject to anti-trust and other regulatory approvals.


     Acquisitions during the first nine months of 2000 totaled $245 million, including the Total Renal Care acquisition, $105 million in the North America segment and $140 million in the International segment. Acquisitions for the comparable period in 1999 were $92 million, $65 million for the North American segment and $27 million for the International segment. In addition, capital expenditures for property, plant and equipment were $144 million for the nine months ended September 30, 2000 and $103 million for the comparable period in 1999. In 2000, capital expenditures in the North America segment were $73 million and $71 million for the International segment. In 1999, capital expenditures in the North America segment were $54 million and $49 million in the International segment. The majority of our capital expenditures were used for improvements to existing clinics, equipment for new clinics and expansion of production facilities. We believe that an increasing percentage of our dialysis care growth will be derived from worldwide markets and we envision making acquisitions in selected international markets. In the U.S., we generally intend to continue to enhance our presence in the market by focusing our expansion on the acquisition of individual or small groups of clinics, expansion of existing clinics, and opening of new clinics. Nevertheless, we will consider large acquisitions in the U.S. if suitable opportunities, such as Everest, become available to us.

     Total long-term debt, excluding the note payable related to the settlement of the U.S. government investigation, net of current portion at September 30, 2000, increased to $728 million from $654 million at year-end 1999. We reduced our short-term borrowings from $426 million to $316 million at September 30, 2000.

     In January, 2000, $850 million notional amount of interest rate swap agreements expired. This reduced our interest rate swap agreements with various commercial banks to a total notional amount of $600 million. These agreements effectively fix our variable interest rate exposure on the majority of our revolving loans and accounts receivable securitization program to fixed rates of interest between 6.05% and 6.6025%. These swap agreements expire at various dates between December 2003 and January 2004. We also have an interest rate collar agreement for a notional amount of $150 million that fixes our interest rate exposure to rates between 5.55% and 6.76%, during the period January 2000 to January 2005. Under our senior credit agreement, we have agreed to maintain at least $500 million of interest rate protection.

     On May 31, 2000, we paid a cash dividend of $51 million for 1999 in the amount of E 0.75 on each preference share, excluding the preference shares issued on March 2, 2000, and E 0.69 on each ordinary share.

     We believe that our existing credit facilities, cash generated from operations and other current sources of financing are sufficient to meet our foreseeable needs. If cash flows from operations or availability under existing banking arrangements fall below expectations, we may have to consider other alternatives to maintain sufficient liquidity. We cannot assure that we will be able to do so on satisfactory terms, if at all.

RECENTLY ISSUED ACCOUNTING STANDARDS

     The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting

                                     PART I
                             FINANCIAL INFORMATION
                                    ITEM II

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS
      FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999 -- (CONTINUED)

standards for financial derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The statement also provides the criteria for determining whether a derivative may be specifically designated as a hedge of a particular exposure with the intent of measuring the effectiveness of that hedge in the statement of operations. In June 1999, the Financial Accounting Standards Board issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities, which amended the effective date of SFAS No. 133. The amended SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. We are currently analyzing the complexities of SFAS 133 and its effect on our consolidated financial statements.

     In December 1999, the United States Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin 101, Revenue Recognition in Financial Statements ("SAB 101"). SAB 101 provides the SEC staff's views in applying generally accepted accounting principles to selected revenue recognition issues, as well as examples of how the SEC staff applies revenue recognition guidance to specific circumstances. In June 2000, SAB 101B was issued by the SEC further delaying the implementation date for SAB 101 until the fourth quarter of the fiscal year beginning after December 15, 1999. The Company believes that SAB 101 will not have a material impact on the Company's financial position and results of operations.

     In May 2000, the Emerging Issues Task Force ("EITF") issued EITF 00-014, Accounting for Certain Sales Incentives, which establishes accounting for point of sales coupons, rebates, and free merchandise. This EITF requires that an entity report these sales incentives that reduce the price paid to be netted directly against revenues. EITF 00-014 is effective no later than the fourth quarter of the fiscal year beginning after December 15, 1999. The Company is currently reviewing the impact of EITF 00-014 on its results of operations.

     In March 2000, the Financial Accounting Standards Board issued Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion 25. The effects of applying this interpretation are required to be recognized on a prospective basis from July 1, 2000. The application of this interpretation did not have a material effect on the company's financial position or results of operations.

     In September 2000, the Financial Accounting Standards Board issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which replaces SFAS No. 125. SFAS No. 140 provides the accounting and reporting standards for securitizations and other transfers of financial assets and collateral. These standards are based on consistent application of a financial-components approach that focuses on control. This Statement also provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 140 is effective for transfers after March 31, 2001 and is effective for disclosures about securitizations and collateral for fiscal years ending after December 15, 2000. The Company is currently reviewing the impact of SFAS No. 140 on its results of operations.

EURO CONVERSION

     Germany, our country of domicile, is one of the eleven members of the European Union who have adopted the euro as their currency. We have changed our functional currency to euro effective January 1, 1999, but will continue using the U.S. dollar as our reporting currency. In addition, at our general meeting on June 2, 1999, our shareholders approved the currency conversion of our share capital to euro from Deutsche Mark. All internal reporting entities situated in the eleven member states are submitting their reports in euro. The euro conversion may affect cross-border competition by creating cross-border price transparency. In our

                                     PART I
                             FINANCIAL INFORMATION
                                    ITEM II

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS
      FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999 -- (CONTINUED)

business, patients may not have the luxury to "shop" cross-border due to the nature of their illness, the type of reimbursement program they are enrolled in and the fact that they maintain a medical relationship with their supplier, a doctor or clinic.

CONTINGENCIES

     We are a plaintiff in litigation against the U.S. federal government with respect to the implementation of the Omnibus Budget Reconciliation Act of 1993. We are also a defendant in significant commercial insurance litigation relating to the same alleged practices that were the subject of the recently settled government investigations. An adverse outcome in any of these matters could have a material adverse effect on our business, financial condition and results of operations. Because of the significant complexities and uncertainties associated with these proceedings, we cannot provide either an estimate of the possible loss or range of loss we may incur in respect of such matters, and a reserve based on any such estimate cannot be reasonably made.

INFLATION

     The effects of inflation during the periods covered by the consolidated financial statements have not been significant to our results of operations. However, most of our net revenues from dialysis care are subject to reimbursement rates regulated by governmental authorities, and a significant portion of other revenues, especially revenues from the U.S., is received from customers whose revenues are subject to these regulated reimbursement rates. Non-governmental payors are also exerting downward pressure on reimbursement rates. Increased operation costs that are subject to inflation, such as labor and supply costs, may not be recoverable through price increases in the absence of a compensating increase in reimbursement rates payable to us and our customers, and could materially adversely affect our business, financial condition and results of operations.

                                     PART I
                             FINANCIAL INFORMATION
                                     ITEM 3

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

  MANAGEMENT OF CURRENCY AND INTEREST RATE RISKS

     We are primarily exposed to market risk from changes in foreign currency exchange rates and changes in interest rates. In order to manage the risks from these foreign currency exchange rate and interest rate fluctuations, we enter into various hedging transactions with investment grade financial institutions as authorized by the management board. We do not contract for financial instruments for trading or other speculative purposes.

     We conduct our financial instrument activity under the control of a single centralized department. We have established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

  INTEREST RATE RISKS

     At September 30, 2000, we had in place interest rate swap agreements for a notional amount of $600 million and an interest rate collar for a notional amount of $150 million which we believe to be adequate to cover our interest rate exposure into the immediate future.

  FOREIGN CURRENCY EXPOSURE

     We conduct our business on a global basis in several major international currencies, although our operations are located principally in Germany and the United States. For financial reporting purposes, we have chosen the U.S. dollar as our reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar, the euro and the local currencies in which the financial statements of our international operations are maintained, affect our results of operations and financial position as reported in our consolidated financial statements. We have consolidated the balance sheets of our non-U.S. dollar denominated operations into U.S. dollars at the exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at the average exchange rates for the period.

     Our exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases, lendings and borrowings, including intercompany borrowings. We sell significant amounts of products from our manufacturing facilities in Germany to our other international operations. In general, our German sales are denominated in euro. This exposes our subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. We employ, to a limited extent, forward contracts and options to hedge our currency exposure. Our policy, which has been consistently followed, is that forward currency contracts and options be used only for purposes of hedging foreign currency exposures. We have not used such instruments for purposes other than hedging.

     During the period ended September 30, 2000, no material changes occurred to the information presented in Item 9A of the Form 20-F or the Company's hedging strategy described above. For additional information, see Item 9A, "Quantitative and Qualitative Disclosures About Market Risk," "Notes to Consolidated Financial Statements -- Note 1(g). Summary of Significant Accounting Policies -- Derivative Financial Instruments," and "Notes to Consolidated Financial Statements -- Note 21. Financial Instruments" in the Company's 1999 Annual Report on Form 20-F.

                                    PART II
                               OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

  COMMERCIAL INSURER LITIGATION

     In 1997, FMCH, NMC, and certain named NMC subsidiaries were served with a civil complaint filed by Aetna Life Insurance Company in the U.S. District Court for the Southern District of New York. Based in large part on information contained in prior reports filed by the Company and FMCH with the Securities and Exchange Commission, the lawsuit alleges inappropriate billing practices for nutritional therapy, diagnostic and clinical laboratory tests and misrepresentations. In April 1999, Aetna amended its complaint to include its affiliate, Aetna U.S. Healthcare, Inc., as an additional plaintiff, and to make certain other limited changes in its pleading. The amended complaint seeks unspecified damages and costs. In February 2000, FMCH was served with a similar complaint filed by Connecticut General Life Insurance Company, Equitable Life Assurance Society for the United States, Cigna Employee Benefits Services, Inc. and Guardian Life Insurance Company of America, Inc. (Connecticut General Life Insurance Company et al v. National Medical Care et al, 00-Civ-0932) seeking unspecified damages and costs. However, the Company, FMCH, NMC and its subsidiaries believe that there are substantial defenses to the claims asserted, and intend to vigorously defend both lawsuits. Other private payors have contacted FMCH and may assert that NMC received excess payment and, similarly, may join either lawsuit or file their own lawsuit seeking reimbursement and other damages.

     FMCH has filed counterclaims against the plaintiffs in these matters based on inappropriate claim denials and delays in claim payments.

     Although the ultimate outcome on the Company of these proceedings cannot be predicted at this time, an adverse result could have a material adverse effect on the Company's business, financial condition and result of operations.

  OBRA 93

     The Omnibus Budget Reconciliation Act of 1993 affected the payment of benefits under Medicare and employer health plans for dual-eligible ESRD patients. In July 1994, the Health Care Financing Administration issued an instruction to Medicare claims processors to the effect that Medicare benefits for the patients affected by that act would be subject to a new 18-month "coordination of benefits" period. This instruction had a positive impact on NMC's dialysis revenues because, during the 18-month coordination of benefits period, patients' employer health plans were responsible for payment, which was generally at rates higher than those provided under Medicare.

     In April 1995, the Health Care Financing Administration issued a new instruction, reversing its original instruction in a manner that would substantially diminish the positive effect of the original instruction on NMC's dialysis business. The Health Care Financing Administration further proposed that its new instruction be effective retroactive to August 1993, the effective date of the Omnibus Budget Reconciliation Act of 1993.

     NMC ceased to recognize the incremental revenue realized under the original instruction as of July 1, 1995, but it continued to bill employer health plans as primary payors for patients affected by the Omnibus Budget Reconciliation Act of 1993 through December 31, 1995. As of January 1, 1996, NMC commenced billing Medicare as primary payor for dual eligible ESRD patients affected by the act, and then began to re-bill in compliance with the revised policy for services rendered between April 24 and December 31, 1995.

     On May 5, 1995, NMC filed a complaint in the U.S. District Court for the District of Columbia (National Medical Care, Inc. and Bio-Medical Applications of Colorado, Inc. d/b/a Northern Colorado Kidney Center v. Shalala, C.A.
No. 95-0860 (WBB) seeking to preclude the Health Care Financing Administration from retroactively enforcing its April 24, 1995 implementation of the Omnibus Budget Reconciliation Act of 1993 provision relating to the coordination of benefits for dual eligible ESRD patients. On May 9, 1995, NMC moved for a preliminary injunction to preclude the Health Care Financing Administration from enforcing its new policy retroactively, that is, to billing for services provided between

                                    PART II
                        OTHER INFORMATION -- (CONTINUED)

August 10, 1993 and April 23, 1995. On June 6, 1995, the court granted NMC's request for a preliminary injunction and in December of 1996, NMC moved for partial summary judgment seeking a declaration from the Court that the Health Care Financing Administration's retroactive application of the April 1995 rule was legally invalid. The Health Care Financing Administration cross-moved for summary judgment on the grounds that April 1995 rule was validly applied prospectively. In January 1998, the court granted NMC's motion for partial summary judgment and entered a declaratory judgment in favor of NMC, holding the Health Care Financing Administration's retroactive application of the April 1995 rule legally invalid. Based on its finding, the Court also permanently enjoined the Health Care Financing Administration from enforcing and applying the April 1995 rule retroactively against NMC. The Court took no action on the Health Care Financing Administration's motion for summary judgment pending completion of the outstanding discovery. On October 5, 1998, NMC filed its own motion for summary judgment requesting that the Court declare the Health Care Financing Administration's prospective application of the April 1995 rule invalid and permanently enjoin Health Care Financing Administration from prospectively enforcing and applying the April 1995 rule. The Court has not yet ruled on the parties' motions. The Health Care Financing Administration elected not to appeal the Court's June 1995 and January 1998 orders. The Health Care Financing Administration may, however, appeal all rulings at the conclusion of the litigation. If the Health Care Financing Administration should successfully appeal so that the revised interpretation would be applied retroactively, NMC may be required to refund the payment received from employer health plans for services provided after August 10, 1993 under the Health Care Financing Administration's original implementation, and to re-bill Medicare for the same services, which would result in a loss to NMC of approximately $120 million attributable to all periods prior to December 31, 1995. Also, in this event, the Company's business, financial condition and results of operations would be materially adversely affected.

  OTHER LITIGATION AND POTENTIAL EXPOSURES

     From time to time, the Company is a party to or may be threatened with other litigation arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company's defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters. The ultimate outcome of these matters is not expected to materially affect the Company's financial position, results of operations or cash flows.

     The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. The Company must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the U.S. anti-kickback statute, the False Claims Act, the Stark Law, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company's or the manner in which the Company conduct its business. In the U.S., enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence "whistle blower" actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the government, the Company expects that its business activities and practices will continue to be subject to extensive review by regulatory authorities and private parties and continuing inquiries, claims and litigation relating to its compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of "whistle blower" actions, which are initially filed under court seal.

     The Company operates a large number of facilities throughout the U.S. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliate companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the

                                    PART II
                        OTHER INFORMATION -- (CONTINUED)

activities of these employees. On occasion, the Company may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject the Company and its subsidiaries to liability under the False Claims Act, among other laws, and the Company cannot predict whether law enforcement authorities may use such information to initiate further investigations of the business practices disclosed or any of its other business activities.

     Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker's compensation or related claims, many of which involve large claims and significant defense costs. The Company has been subject to these suits due to the nature of its business and the Company expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, the Company cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon the Company and the results of its operations. Any claims, regardless of their merit or eventual outcome, also may have a material adverse effect on the Company's reputation and business. The Company has also had claims asserted against it and has had lawsuits filed against it relating to businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has asserted its own claims, and claims for indemnification. Although the ultimate outcome on the Company cannot be predicted at this time, an adverse result could have a material adverse effect upon the Company's business, financial condition, and results of operations.

  CONTINGENT NON-NMC LIABILITIES OF W. R. GRACE & CO. (NOW KNOWN AS FRESENIUS MEDICAL CARE HOLDINGS, INC.)

     The Company was formed as a result of a series of transactions pursuant to the Agreement and Plan of Reorganization (the "Merger") dated as of February 4, 1996 by and between W.R. Grace & Co. ("Grace") and Fresenius AG. In connection with the Merger, W.R. Grace & Co.-Conn. ("Grace Chemicals") agreed to indemnify the Company and NMC against all liabilities of the Company and its successors, whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC operations. The Company remains contingently liable for certain liabilities with respect to pre-Merger matters that are not related to NMC operations. The Company believes that in view of the nature of the non-NMC liabilities and Grace Chemicals' current financial position, the risk of significant loss from non-NMC liabilities is remote.


     On September 28, 2000, Mesquita, et al v. W. R. Grace & Company, et al. (Sup. Court of Calif., S.F. County, #315465) was filed as class action against Grace Chemicals, certain U.S. affiliates of the Company, and other defendants, alleging that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act, denuded the assets of Grace, and constituted a conspiracy to denude the assets of Grace from plaintiffs in asbestos litigation. The Company believes that the Merger did not violate any of these provisions. The Company has requested indemnification from Grace Chemicals pursuant to the Merger agreement. If the Company were to be found liable, and if the Company was not able to collect on the indemnity, it would have a material adverse effect on the Company's business, financial condition and results of operations.


     Were events to violate the tax-free nature of the Merger, the resulting tax liability would be the obligation of the Company. Subject to representations by Grace Chemicals, the Company and Fresenius AG, Grace Chemicals has agreed to indemnify the Company for such a tax liability. If the Company was not able to collect on the indemnity, the tax liability would have a material adverse effect on the Company's business, the financial condition of the Company and the results of operations.

     Were events to violate the tax-free nature of the Merger, the resulting tax liability would be the obligation of the Company. Subject to representations by Grace Chemicals, the Company and Fresenius AG, Grace Chemicals has agreed to indemnify the Company for such a tax liability. If the Company was not able to collect on the indemnity, the tax liability would have a material adverse effect on the Company's business, the financial condition of the Company and the results of operations.

                                    PART II
                        OTHER INFORMATION -- (CONTINUED)

ITEM 5.  OTHER INFORMATION

     On November 1, 2000, the Company signed a definitive agreement to acquire Everest Healthcare Services Corporation ("Everest"), Oak Park, Illinois through a merger of Everest into a subsidiary of the company. The operations consist of Everest's interest in approximately 70 clinic facilities, providing therapy to approximately 6,800 patients in the eastern and central United States, as well as Everest's extracorporal blood services and acute dialysis businesses which provide acute dialysis, apheresis and hemoperfusion services to approximately 100 hospitals. The purchase price is approximately $343 million including Everest's outstanding debt. The purchase price is subject to adjustments for changes in Everest's net equity and other customary closing adjustments. The purchase price is a combination of a cash payment to the sellers of roughly one-third of the purchase price, and approximately one-third of the purchase price represents Everest's outstanding debt assumed. On November 15, 2000, we initiated a tender offer for Everest's outstanding subordinated debt. The cash payments and any payments of Everest's assumed debt, including the tender offer purchase price will be financed out of the proceeds from the capital offerings completed earlier in the year. The remaining approximately one-third of the purchase price will be paid by the issuance of up to 2.25 million of our preference shares. The acquisition is still subject to anti-trust and other regulatory approvals. A copy of the Company's press release announcing the signing of the merger agreement with Everest is being filed as Exhibit 99.1 to this report and a copy of the Company's press release announcing the tender offer is being filed as Exhibit 99.2 to this report.

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K/6-K

  (a)  Exhibits

     (10.1) Amendment No. 10 dated as of September 21, 2000 to the Credit Agreement dated as of September 27, 1996 among National Medical Care, Inc. and Certain Subsidiaries and Affiliates, as Borrowers, Certain Subsidiaries and Affiliates Guarantors, the Lenders named therein, NationsBank, N.A. as paying agent and The Bank of Nova Scotia, The Chase Manhattan Bank, Dresdner Bank A.G. and Bank of America, N.A. (formerly known as NationsBank, N.A.), as Managing Agent (incorporated herein by reference to the Form 10-Q of FMCH filed with Commission on November 13, 2000).

     (99.1) Press release dated November 2, 2000 (filed herewith)

     (99.2) Press release dated November 16, 2000 (filed herewith)

  (b)  Reports on Form 8-K/6-K

     During the period for which this report is filed, the Company filed one Report on Form 6-K, dated August 14, 2000. The report contained the Company's unaudited interim financial statements as of and for the six-months ended June 30, 2000.

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

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


     DATE: November 20, 2000

                                          FRESENIUS MEDICAL CARE
                                          AKTIENGESELLSCHAFT

                                          By: /s/ DR. BEN LIPPS
                                            ------------------------------------
                                              Name: Dr. Ben Lipps
                                              Title:  Chairman of the Management
                                              Board

                                          By: /s/ DR. WERNER BRANDT
                                            ------------------------------------
                                              Name: Dr. Werner Brandt
                                              Title:  Chief Financial Officer

                                       43